SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

20th February 2019

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

 No. 1 Regulatory News Service Announcement, dated 20th February 2019 re: 2018 Results - News Release

2018 Results
News Release

Lloyds Banking Group plc

20 February 2019

BASIS OF PRESENTATION
This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the year ended 31 December 2018.
IFRS 9 and IFRS 15: On 1 January 2018 the Group implemented IFRS 9 ‘Financial Instruments’ and IFRS 15 ‘Revenue from Contracts with Customers’. As permitted by IFRS 9 and IFRS 15, comparative information for previous periods has not been restated.

Statutory basis: Statutory information is set out on pages 44 to 60. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. Accordingly, the results are also presented on an underlying basis.

Underlying basis: The statutory results are adjusted for certain items, which are listed below, to allow a comparison of the Group’s underlying performance:
− restructuring, including severance related costs, the costs of implementing regulatory reform including ring-fencing, the rationalisation of the non-branch property portfolio, the integration of MBNA and Zurich’s UK workplace pensions and savings business;
− volatility and other items, which includes the effects of certain asset sales, the volatility relating to the Group’s own debt and hedging arrangements and that arising in the insurance businesses, insurance gross up, the unwind of acquisition-related fair value adjustments and the amortisation of purchased intangible assets;
− payment protection insurance (PPI) provisions.

Segment information: The segment results and balance sheet information have been restated to reflect incorporation of the Run-off segment into Commercial Banking, Retail and Central items. The underlying profit and statutory results at Group level are unchanged as a result of these restatements.
Remediation: Previously referred to as other conduct, remediation which excludes PPI is now included in underlying profit and the Group’s cost:income ratio. The Group’s and segmental results for the year ended 31 December 2017 have been restated to allow comparison.
MBNA: MBNA’s results and balance sheet have been consolidated with effect from 1 June 2017.
Unless otherwise stated, income statement commentaries throughout this document compare the year ended 31 December 2018 to the year ended 31 December 2017, and the balance sheet analysis compares the Group balance sheet as at 31 December 2018 to the Group balance sheet as at 31 December 2017.
Alternative performance measures: The Group uses a number of alternative performance measures, including underlying profit, in the discussion of its business performance and financial position. Further information on these measures is set out on page 61.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy, plans and /or results of the Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about the Group's or its directors' and/or management's beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results (including but not limited to the payment of dividends) to differ materially from forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments; fluctuations in interest rates, inflation, exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group's credit ratings; the ability to derive cost savings and other benefits including, but without limitation as a result of any acquisitions, disposals and other strategic transactions; the ability to achieve strategic objectives; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; concentration of financial exposure; management and monitoring of conduct risk; instability in the global financial markets, including Eurozone instability, instability as a result of uncertainty surrounding the exit by the UK from the European Union (EU) and as a result of such exit and the potential for other countries to exit the EU or the Eurozone and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to the security of IT and operational infrastructure, systems, data and information resulting from increased threat of cyber and other attacks; natural, pandemic and other disasters, adverse weather and similar contingencies outside the Group's control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; risks relating to climate change; changes in laws, regulations, practices and accounting standards or taxation, including as a result of the exit by the UK from the EU, or a further possible referendum on Scottish independence; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group's control; the policies, decisions and actions of governmental or regulatory authorities or courts in the UK, the EU, the US or elsewhere including the implementation and interpretation of key legislation and regulation together with any resulting impact on the future structure of the Group; the transition from IBORs to alternative reference rates; the ability to attract and retain senior management and other employees and meet its diversity objectives; actions or omissions by the Group's directors, management or employees including industrial action; changes to the Group's post-retirement defined benefit scheme obligations; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services, lending companies and digital innovators and disruptive technologies; and exposure to regulatory or competition scrutiny, legal, regulatory or competition proceedings, investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors and risks together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today's date, and the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements contained in this document to reflect any change in the Group’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. The information, statements and opinions contained in this document do not constitute a public offer under any applicable law or an offer to sell any securities or financial instruments or any advice or recommendation with respect to such securities or financial instruments.

RESULTS FOR THE FULL YEAR

‘2018 has been a year of strong strategic and financial delivery, as we build on our unique capabilities to transform the Group to succeed in a digital world. We have made significant progress against the priorities we set out at the start of the year when we launched the third stage of our strategic plan, which is supported by investment of more than £3 billion over the plan period. We have also delivered another year of increased statutory profits and returns along with strong capital build and, as a result, have been able to recommend an increased dividend and share buyback to our investors.

Over 2018 the UK economy has proven itself to be resilient with record employment and continued GDP growth. Although the near term outlook for the UK economy remains uncertain, our strategy continues to deliver for our customers. I remain confident that with our unique business model and market leading efficiency we can continue to increase investment in customer propositions and grow our leading digital bank, whilst at the same time delivering strong financial performance and market leading returns.

Our strategy is framed by our purpose of Helping Britain Prosper, being the bank with the largest retail and commercial presence throughout the country. In 2018 we continued to grow our lending balances to SMEs and Mid Market businesses by £3 billion; we have helped one in five first time buyers by lending £12 billion, we have provided digital skills training to more than 700,000 people, SMEs and charities alongside further investment in apprenticeship schemes and were again the UK’s largest corporate tax payer.’

António Horta-Osório
Group Chief Executive

Significant business progress with strong start to the Group’s latest strategic plan

●
Strong start to the next phase of our strategy with increased strategic investment
●
Achievements during the year include the launch of Open Banking, Single Customer View, Lloyds Bank Corporate Markets, the wealth management partnership with Schroders and enhanced customer propositions
●
The Group will continue to Help Britain Prosper whilst delivering strong and sustainable returns for shareholders

Strong and sustainable financial performance with continued growth in profit and returns

●
Statutory profit after tax of £4.4 billion up 24 per cent with a 6 per cent increase in underlying profit to £8.1 billion
●
Total ordinary dividend of 3.21 pence per share, up 5 per cent on 2017, and a proposed share buyback of up to £1.75 billion representing a total capital return of up to £4.0 billion (2017: £3.2 billion), increase of up to 26 per cent
●
Net income of £17.8 billion, 2 per cent higher, with net interest margin higher at 2.93 per cent
●
Operating costs down on prior year despite increased investment; cost:income ratio further improved to 49.3 per cent with positive jaws of 5 per cent
●
Credit quality remains strong with no deterioration in credit risk; gross asset quality ratio remains stable at 28 basis points, in line with full year 2017 and 2016
●
Return on tangible equity increased to 11.7 per cent and earnings per share of 5.5 pence up 27 per cent
●
Balance sheet strength maintained with capital build of 210 basis points in the year and CET 1 ratio of 13.9 per cent after dividends and share buybacks
●
Tangible net assets per share of 53.0 pence, up 1.3 pence after the payment of dividends in the year

Guidance demonstrates confidence in continued strong performance

●
Continue to expect increased statutory return on tangible equity of 14 to 15 per cent in 2019 with strong underlying profit and lower below the line charges driving statutory profit growth
●
Ongoing capital build of 170 to 200 basis points per annum
●
Net interest margin of c.2.90 per cent in 2019 and, as previously guided, resilient through the plan period
●
Operating costs now expected to be less than £8 billion in 2019; a year ahead of original target, cost:income ratio still expected to fall every year and be in the low 40s exiting 2020 including remediation
●
Net asset quality ratio expected to be less than 30 basis points in 2019 and through the plan period

INCOME STATEMENT − UNDERLYING BASIS

	2018	2017	Change
	£m	£m	%

Net interest income	12,714	12,320	3
Other income	6,010	6,059	(1)
Vocalink gain on sale	–	146
Operating lease depreciation	(956)	(1,053)	9
Net income	17,768	17,472	2
Operating costs	(8,165)	(8,184)	–
Remediation	(600)	(865)	31
Total costs	(8,765)	(9,049)	3
Impairment	(937)	(795)	(18)
Underlying profit	8,066	7,628	6
Restructuring	(879)	(621)	(42)
Volatility and other items	(477)	(82)
Payment protection insurance provision	(750)	(1,650)	55
Statutory profit before tax	5,960	5,275	13
Tax expense	(1,560)	(1,728)	10
Statutory profit after tax	4,400	3,547	24

Earnings per share	5.5p	4.4p	27
Dividends per share – ordinary	3.21p	3.05p	5
Share buyback	2.46p	1.40p	76
Share buyback value	£1.75bn	£1bn	75

Banking net interest margin	2.93%	2.86%	7bp
Average interest-earning banking assets	£436bn	£435bn	–
Cost:income ratio	49.3%	51.8%	(2.5)pp
Cost:income ratio excluding remediation	46.0%	46.8%	(0.8)pp
Asset quality ratio	0.21%	0.18%	3bp
Underlying return on tangible equity	15.5%	14.0%	1.5pp
Return on tangible equity	11.7%	8.9%	2.8pp

KEY BALANCE SHEET METRICS

	At 31 Dec	At 1 Jan
	2018	2018	Change
		(adjusted)1%

Loans and advances to customers2	£444bn	£444bn	–
Customer deposits3	£416bn	£416bn	–
Loan to deposit ratio	107%	107%	–
Capital build4	210bp	244bp	(34)bp
Pro forma CET1 ratio5	13.9%	13.9%	–
Pro forma transitional MREL ratio5	32.6%	26.0%	6.6pp
Pro forma UK leverage ratio5	5.6%	5.4%	0.2pp
Risk-weighted assets	£206bn	£211bn	(2)
Tangible net assets per share	53.0p	51.7p	1.3p

1	Adjusted to reflect the impact of applying IFRS 9 from 1 January 2018, with transitional arrangements applied for capital.
2	Excludes reverse repos of £40.5 billion (1 January 2018: £16.8 billion).
3	Excludes repos of £1.8 billion (1 January 2018: £2.6 billion).
4	Capital build is reported on a pro forma basis before ordinary dividends and share buyback.
5
The CET1, MREL and leverage ratios at 31 December 2018 and 1 January 2018 are reported on a pro forma basis, reflecting the dividends paid up by the Insurance business in February 2019 and February 2018 respectively in relation to prior year earnings. The CET1 ratio is also reported post dividends and share buyback.

QUARTERLY INFORMATION

	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter	Quarter
	ended	ended	ended	ended	ended	ended	ended	ended
	31 Dec	30 Sept	30 June	31 Mar	31 Dec	30 Sept	30 June	31 Mar
	2018	2018	2018	2018	2017	2017	2017	2017
	£m	£m	£m	£m	£m	£m	£m	£m

Net interest income	3,170	3,200	3,173	3,171	3,203	3,192	2,997	2,928
Other income	1,400	1,486	1,713	1,411	1,429	1,428	1,720	1,482
Vocalink gain on sale	–	–	–	–	–	–	146	–
Operating lease depreciation	(225)	(234)	(245)	(252)	(284)	(274)	(263)	(232)
Net income	4,345	4,452	4,641	4,330	4,348	4,346	4,600	4,178
Operating costs	(2,151)	(1,990)	(2,016)	(2,008)	(2,165)	(2,001)	(2,050)	(1,968)
Remediation	(234)	(109)	(197)	(60)	(325)	–	(340)	(200)
Total costs	(2,385)	(2,099)	(2,213)	(2,068)	(2,490)	(2,001)	(2,390)	(2,168)
Impairment	(197)	(284)	(198)	(258)	(257)	(270)	(141)	(127)
Underlying profit	1,763	2,069	2,230	2,004	1,601	2,075	2,069	1,883
Restructuring	(267)	(235)	(239)	(138)	(152)	(148)	(164)	(157)
Volatility and other items	(270)	(17)	(16)	(174)	(69)	24	35	(72)
Payment protection insurance provision	(200)	–	(460)	(90)	(600)	–	(700)	(350)
Statutory profit before tax	1,026	1,817	1,515	1,602	780	1,951	1,240	1,304
Tax expense	(290)	(420)	(395)	(455)	(342)	(481)	(491)	(414)
Statutory profit after tax	736	1,397	1,120	1,147	438	1,470	749	890

Cost:income ratio	54.9%	47.1%	47.7%	47.8%	57.3%	46.0%	52.0%	51.9%
Cost:income ratio excluding remediation	49.5%	44.7%	43.4%	46.4%	49.8%	46.0%	44.6%	47.1%
Asset quality ratio	0.18%	0.25%	0.18%	0.23%	0.23%	0.24%	0.13%	0.12%

BALANCE SHEET ANALYSIS

	At 31 Dec	At 1 Jan
	2018	2018
		(adjusted)1	Change
	£bn	£bn	%
Loans and advances to customers
Open mortgage book	266.6	267.0	–
Closed mortgage book	21.2	23.6	(10)
Credit cards	18.1	17.9	1
UK Retail unsecured loans	7.9	7.8	1
UK Motor Finance	14.6	13.5	8
Overdrafts	1.3	1.4	(7)
Retail other2	8.6	8.0	8
SME3	31.8	31.0	3
Mid Markets	31.7	29.4	8
Global Corporates and Financial Institutions	34.4	32.6	6
Commercial Banking other	4.3	7.2	(40)
Irish mortgage portfolio	–	4.2
Wealth and other	3.9	0.6
Loans and advances to customers4	444.4	444.2	–

Customer deposits
Retail current accounts	73.7	70.3	5
Commercial current accounts3	34.9	30.0	16
Retail relationship savings accounts	145.9	150.4	(3)
Retail tactical savings accounts	16.8	18.9	(11)
Commercial deposits3	130.1	131.7	(1)
Wealth and central items	14.9	14.2	5
Total customer deposits5	416.3	415.5	–

Total assets	797.6	811.2	(2)
Total liabilities	747.4	763.2	(2)

Shareholders’ equity	43.4	42.4	2
Other equity instruments	6.5	5.4	20
Non-controlling interests	0.3	0.2	50
Total equity	50.2	48.0	5

Ordinary shares in issue, excluding own shares	71,149m	71,944m	(1)

Average Retail current accounts	£71.6bn	£67.5bn	6

1	Adjusted to reflect the implementation of IFRS 9 and IFRS 15.
2	Retail other primarily includes Europe.
3	Includes Retail Business Banking and other reclassifications.
4	Excludes reverse repos of £40.5 billion (1 January 2018: £16.8 billion).
5	Excludes repos of £1.8 billion (1 January 2018: £2.6 billion).

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GROUP CHIEF EXECUTIVE’S STATEMENT

In 2018 the Group has again delivered significant benefits for our customers and a strong financial performance, with increased profits and returns. As a result of this performance, we have been able to recommend an increased dividend and share buyback. Our differentiated, customer focused, UK business model continues to position us well for sustainable success and continuing to deliver our purpose of Helping Britain Prosper.

I am clearly proud of our customer focus and financial performance. To deliver this sustainable success in the long-term we need to ensure we remain focused on enhancing customer experience. With this in mind, in February 2018 we announced our ambitious strategy to transform the Group for success in a digital world, with a significant increase in strategic investment. We have already made a great start in implementing the strategic initiatives which will further digitise the Group, enhance customer experience, maximise our capabilities as an integrated financial services provider and transform the way we work. In addition, towards the end of the year we also announced a strategic partnership with Schroders to create a market leading wealth proposition. Continued delivery against our strategic priorities positions us well for future success and our confidence is reflected in our guidance.

Given our UK focus, our performance is inextricably linked to the health of the UK economy. Over 2018, economic performance has remained resilient with record employment and continued GDP growth and, whilst the near-term outlook remains unclear, particularly given the ongoing EU withdrawal negotiations, our strategy will continue to deliver for our customers. Our strategy is framed by our purpose of Helping Britain Prosper, being the bank with the largest retail and commercial presence throughout the country. Our unique business model and market leading efficiency will ensure we can continue to invest in customer propositions and grow our leading digital bank whilst delivering strong financial performance and market leading returns.

Financial performance
Statutory profit after tax of £4.4 billion was 24 per cent higher than 2017 and earnings per share at 5.5 pence per share was 27 per cent higher. This was driven by improved underlying profit including lower remediation charges and we continue to narrow the gap between underlying and statutory profit, a trend we expect to continue as statutory profits increase further. As a result of this performance the Group has delivered a further increase to our return on tangible equity, which is now a market leading 11.7 per cent. Underlying profit of £8.1 billion increased 6 per cent, reflecting growth in income and lower costs, partly offset by the expected increase in the impairment charge. Our relentless focus on cost efficiency led to a reduction in operating costs despite increased strategic investment, and our cost:income ratio improved further to 49.3 per cent. Asset quality remains strong with the Group’s gross asset quality ratio remaining flat at 28 basis points, while the net asset quality ratio increased to 21 basis points, from 18 basis points, driven by expected lower releases and write-backs.

The Group’s loans and advances were stable at £444 billion with growth in targeted segments including SME, Mid Markets and consumer lending offset by the sale of the £4 billion Irish mortgage portfolio in the first half of 2018. The Group’s capital position remains strong with a pro forma CET1 ratio of 13.9 per cent after allowing for ordinary dividends and the share buyback.

Given the Group’s capital build of 210 basis points in the year, the Board has recommended a final ordinary dividend of 2.14 pence per share, bringing the total ordinary dividend for the year to 3.21 pence per share. This represents an increase of 5 per cent on 2017 and is in line with our progressive and sustainable ordinary dividend policy. In addition, the Board has announced its intention to implement a share buyback programme of up to £1.75 billion, equivalent to 2.46 pence per share, up 76 per cent from last year.

Strategic progress
In February 2018, we launched the third stage of our strategic plan with an increased strategic investment of more than £3 billion over the three year plan period, building on our unique competitive advantages, to transform the Group to succeed in a digital world. Over the first year of the plan we have delivered significant progress against our strategic priorities.

Leading customer experience
We continue to believe that a multi-brand, multi-channel strategy is the best approach to meet customers’ evolving needs. We are the UK’s largest digital bank, with 15.7 million digitally active customers, and in 2018 have launched API-enabled Open Banking aggregation functionality as well as enhanced security and anti-fraud features. Although we continue to see increased use of digital channels, which now accounts for 74 per cent of our sales, we remain committed to maintaining the UK’s largest branch network, with one out of five branches in the country, whilst tailoring it to meet customers’ complex needs more effectively. In the year we opened our flagship Halifax branch, increased our mobile branch fleet to 44 and extended our remote advice coverage to 270 branches. We are also delivering increasingly targeted customer propositions, having recently launched our new Lend a Hand mortgage. The success of our multi-channel, multi-brand approach is reflected in our net promoter score which increased to 62 in the year and is up c.50 per cent from 2011.

Digitising the Group
We have increased investment in technology which now represents 16 per cent of operating costs, with over two-thirds relating to enhancing existing capabilities and creating new ones. This has driven operational efficiencies and improved the experience of customers and colleagues. We are adopting new technologies, introducing machine learning and creating approximately 780,000 hours of additional colleague capacity through the use of robotics for simple repetitive tasks. We have also made targeted investments in public and private cloud solutions, which will deliver more efficient and scalable infrastructure going forward, whilst collaborating with fintechs to accelerate the digital transformation of the business, as part of our broader innovation strategy.

Maximising the Group’s capabilities
In 2018 we launched Single Customer View; a unique capability already enabling over 3 million customers to view in one place the pension and insurance products they hold with the Group alongside their banking products. We have expanded our workplace pensions and savings offering to over 2 million customers and have seen net inflows of £13 billion into our financial planning and retirement propositions. We have also strengthened our client relationship model and improved online functionality for Commercial Banking clients. Our Schroders partnership announced in October is a key part of our strategy to accelerate growth in Wealth by leveraging our multi-channel customer reach and Schroders’ investment expertise, with the aim of becoming a top three UK financial planning business within five years.

Transforming ways of working
We recognise that our colleagues are critical to the success of our transformation and are therefore making our biggest ever investment in our people. In 2018 we have increased training hours by over 50 per cent, including more than 1 million hours dedicated to developing skills of the future. We have also introduced more modern collaborative working environments, simplified people processes by replacing several HR systems with a single platform and developed a new performance management system ‘Your Best’, which launched in January 2019. We are also transforming the way in which change is delivered with 15 per cent of teams now using Agile methodologies.

Helping Britain Prosper Plan
The Group’s success is intertwined with the UK’s prosperity and we acknowledge we have a responsibility to help address the economic, social and environmental challenges the country faces. We do this through our Helping Britain Prosper Plan, which was simplified and updated in 2018 to support our three year strategy and focus on metrics that have the most impact on people, businesses and communities.

During 2018 we lent over £12 billion to first time buyers and increased lending to SME and Mid Market businesses by £3 billion to Help Britain Prosper and have committed to lending up to £18 billion in 2019 to businesses as part of our continued support for the UK economy. We have also provided digital skills training for more than 700,000 individuals, SMEs and charities, and supported over 3,000 charities through our independent charitable Foundations.

In 2018, the Group became the first FTSE 100 company to set a public target to increase representation of Black, Asian and Minority Ethnic (BAME) colleagues, committing to 8 per cent of senior management and to 10 per cent of the total workforce by 2020. At the end of the year 6.4 per cent of senior management and 9.5 per cent of all colleagues were from BAME backgrounds.

In recognition of the importance the Group places on helping the UK transition to a low carbon economy, in 2019 we have included a specific sustainability metric in our Plan. This signals our commitment and is supported by a detailed sustainability strategy.

Outlook
Over 2018 the UK economy has proven itself to be resilient with record employment and continued GDP growth. Whilst the near term outlook for the UK economy remains unclear, we continue to believe that our simple, low risk business model will deliver strong financial performance and market leading returns with a resilient net interest margin, lower operating costs enabling increased investment, strong asset quality and lower remediation costs. Our guidance demonstrates our confidence in the business model and the future prospects of the Group:
●
We are already delivering a market leading return on tangible equity and expect further improvement in 2019 to 14 to 15 per cent
●
Capital build is expected to remain strong at 170 to 200 basis points per year with the Board’s view of our CET1 capital requirement remaining at around 13 per cent plus a management buffer of around 1 per cent. As a result we continue to expect to deliver progressive and sustainable ordinary dividends whilst maintaining the flexibility to return surplus capital to shareholders
●
Our net interest margin is expected to be c.2.90 per cent in 2019 and, as previously guided, remain resilient through the plan period
●
Our market leading efficiency continues to be a competitive advantage and we now expect operating costs to be less than £8 billion in 2019, a year ahead of the original target. We also continue to expect a cost:income ratio, including remediation costs, in the low 40s as we exit 2020, with improvements in this ratio every year
●
Credit quality remains strong and, given our low risk business model and the significant portfolio improvements in recent years, we expect an asset quality ratio of less than 30 basis points in 2019 and the rest of the plan period

Summary
Framed by our purpose to Help Britain Prosper, the Group has again delivered a strong customer experience and financial performance in 2018 whilst making significant progress in building new capabilities to transform the Group to succeed in a digital world. While the year ahead will bring its own challenges, given the ongoing economic and political uncertainty, I continue to believe that our simple, low risk business model is the right one. Our current strategic plan for 2018 to 2020, with continued strong investment, will further improve customer propositions and grow our leading digital bank as part of our multi-channel strategy, while continuing to provide leading and sustainable returns to our shareholders.

SUMMARY OF GROUP RESULTS

Strong and sustainable financial performance with continued growth in profits and returns
The Group’s statutory profit after tax of £4,400 million was 24 per cent higher than in 2017, driven by increased underlying profit, a reduction in the payment protection insurance charge and a lower effective tax rate. Statutory return on tangible equity increased by 2.8 percentage points to 11.7 per cent.

Underlying profit was £8,066 million, 6 per cent higher than 2017, with higher net income and lower total costs partly offset by the expected increase in the impairment charge. The underlying return on tangible equity increased to 15.5 per cent (2017: 14.0 per cent).

Given the strong capital build of 210 basis points this year, the Board has recommended a final ordinary dividend of 2.14 pence per share, making a total ordinary dividend of 3.21 pence per share, an increase of 5 per cent on 2017 and in line with our progressive and sustainable ordinary dividend policy. In addition, the Board intends to implement a share buyback of up to £1.75 billion, equivalent to 2.46 pence per share. The Group’s pro forma CET1 ratio was 13.9 per cent post dividend and allowing for the proposed share buyback (31 December 2017: 13.9 per cent).

Net income

	2018	2017	Change
	£m	£m	%

Net interest income	12,714	12,320	3
Other income	6,010	6,059	(1)
Vocalink gain on sale	–	146
Operating lease depreciation1	(956)	(1,053)	9
Net income	17,768	17,472	2

Banking net interest margin	2.93%	2.86%	7bp
Average interest-earning banking assets	£436.0bn	£434.9bn	–

1	Net of profits on disposal of operating lease assets of £60 million (2017: £32 million).

Net income of £17,768 million was 2 per cent higher than in 2017, with an increase in net interest income partly offset by slightly lower other income, while operating lease depreciation reduced by 9 per cent.

Net interest income of £12,714 million increased by 3 per cent compared to 2017, reflecting an improved net interest margin and slightly higher average interest-earning banking assets of £436 billion. The net interest margin increased to 2.93 per cent with lower deposit costs and an increased contribution from the structural hedge, again more than offsetting continued pressure on asset margins. In line with previous guidance, the Group expects a net interest margin of c.2.90 per cent in 2019 and for the margin to be resilient through the plan period.

The Group manages the risk to its earnings and capital from movements in interest rates centrally by hedging the net liabilities which are stable or less sensitive to movements in rates. As at 31 December 2018 the Group’s hedge had a nominal balance of £180 billion (31 December 2017: £165 billion) and an average duration of around four years (31 December 2017: around three years). The Group generated £2.7 billion of income from the structural hedge balances in the year (2017: £2.5 billion). The benefit from the hedge in the year was £1.4 billion over LIBOR (2017: £1.9 billion) with a fixed earnings rate of approximately 0.7 per cent over LIBOR (2017: 1.1 per cent).

Other income of £6,010 million was slightly lower excluding the £146 million gain on sale of Vocalink in 2017. Strong growth in new business within Insurance and Wealth, largely driven by increased workplace pensions income, was offset by slightly lower clients market activity in Commercial Banking while Retail remained stable, due in part to the launch of a simpler overdraft fee structure, which has now been fully implemented. Other income includes a gain of £270 million on the sale of £18 billion of gilts and other liquid assets, compared with a £274 million gain on sale of such assets in 2017.

Operating lease depreciation reduced by 9 per cent to £956 million reflecting improved used car prices and the non- recurrence of accelerated depreciation charges within Commercial Banking in 2017.

Total costs

	2018	2017	Change
	£m	£m	%

Operating costs	8,165	8,184	–
Remediation	600	865	31
Total costs	8,765	9,049	3

Cost:income ratio	49.3%	51.8%	(2.5)pp
Cost:income ratio excluding remediation	46.0%	46.8%	(0.8)pp

Total costs of £8,765 million were 3 per cent lower than in 2017, driven by the reduction in operating costs and remediation charges.

Operating costs of £8,165 million were slightly lower than 2017, with business as usual costs down 4 per cent offset by expected higher investment expensed and depreciation which together increased by 10 per cent. During 2018 the Group capitalised £1.5 billion of investment spend, equivalent to c.60 per cent of above the line investment, in line with 2017. Capitalised investment spend of £1.0 billion, or 67 per cent, related to intangible assets, a similar proportion to 2017.

The Group’s market leading cost:income ratio continues to provide competitive advantage and improved by 2.5 percentage points to 49.3 per cent (or 0.8 percentage points to 46.0 per cent, excluding remediation) with positive jaws of 5 per cent.

Remediation charges were 31 per cent lower at £600 million and included additional charges of £234 million in the fourth quarter relating to a number of small items across existing programmes. The Group expects remediation charges to reduce significantly in 2019.

The Group continues to target a cost:income ratio including remediation in the low 40s exiting 2020, with reductions every year, and now expects operating costs to be less than £8 billion in 2019, a year ahead of the original target.

Impairment

	2018	2017	Change
	£m	£m	%

Impairment charge	937	795	(18)
Asset quality ratio	0.21%	0.18%	3bp
Gross asset quality ratio	0.28%	0.28%	–

	At 31 Dec	At 1 Jan
	20181	20181	Change
	%	%	%

Stage 2 gross loans and advances to customers as a % of total	7.8	11.3	(3.5)pp
Stage 2 ECL2 allowances as a % of Stage 2 drawn balances	4.1	3.5	0.6pp

Stage 3 gross loans and advances to customers as a % of total	1.9	1.9	–
Stage 3 ECL2 allowances as a % of Stage 3 drawn balances	24.3	24.0	0.3pp

Total ECL2 allowances as a % of drawn balances	0.9	1.0	(0.1)pp

1	Underlying basis (including purchased and originated credit impaired assets in Stage 2 and 3).
2	Expected credit losses.

Credit quality remains strong with no deterioration in credit risk. The Group’s loan portfolios continue to be well positioned, reflecting the Group’s continued prudent, through the cycle approach to credit risk, and benefiting from continued low interest rates and a resilient UK economy.

The gross asset quality ratio remains stable at 28 basis points, in line with full year 2017 and 2016. On a net basis the asset quality ratio increased to 21 basis points and the impairment charge increased by 18 per cent to £937 million, both reflecting expected lower releases and write-backs.

Overall credit performance in the UK mortgage book remains strong with average mortgage loan to value ratios broadly stable at 44.1 per cent and new to arrears as a proportion of the total book remaining low. New business average loan to value was 62.5 per cent and around 88 per cent of the portfolio continues to have loan to value ratios of less than 80 per cent. The consumer finance portfolios continue to perform well with credit card business new to arrears as a proportion of the total book remaining low whilst the UK motor finance book continues to benefit from the Group’s conservative approach to residual values and resilient used car prices. In Commercial Banking, the book continues to benefit from effective risk management, including reduced single name and key sector exposures. Together with a resilient economic environment, this has resulted in impairment charges remaining at a low level.

There have been no significant changes to the Group’s economic assumptions included in its IFRS 9 models. IFRS 9 is procyclical and introduces additional volatility but through the cycle expectations remain unchanged. The Group’s expected credit loss (ECL) allowance reflects a probability weighted view of future economic scenarios including a 30 per cent weighting of downside and a 10 per cent weighting of severe downside. The weighted impact of these negative scenarios is already included within the Group’s ECL allowance which includes £0.6 billion in respect of the severe downside scenario.

Stage 2 loans and advances to customers as a percentage of total lending reduced by 3.5 percentage points to 7.8 per cent reflecting the sale of the Irish portfolio, model refinements and portfolio improvements whilst Stage 3 loans and advances were stable at 1.9 per cent. At the same time coverage of Stage 2 assets has increased to 4.1 per cent of drawn balances and Stage 3 assets to 24.3 per cent. At the end of 2018, the Group held a total ECL allowance of £4.4 billion, equivalent to over four years of net underlying cash write-offs (and five years for the mortgage portfolio).

The Group expects an asset quality ratio of less than 30 basis points in 2019 and through the plan period reflecting continued strong asset quality and further reductions in releases and write-backs.

Statutory profit

	2018	2017	Change
	£m	£m	%

Underlying profit	8,066	7,628	6
Restructuring	(879)	(621)	(42)
Volatility and other items
Market volatility and asset sales	(50)	279
Amortisation of purchased intangibles	(108)	(91)	(19)
Fair value unwind and other	(319)	(270)	(18)
	(477)	(82)
Payment protection insurance provision	(750)	(1,650)	55
Statutory profit before tax	5,960	5,275	13
Tax expense	(1,560)	(1,728)	10
Statutory profit after tax	4,400	3,547	24

Earnings per share	5.5p	4.4p	27

Further information on the reconciliation of underlying to statutory results is included on page 24.

The Group’s statutory profit after tax of £4,400 million was 24 per cent higher than in 2017, driven by increased underlying profit, a reduction in the payment protection insurance charge and a lower effective tax rate. Earnings per share was 5.5p, 27 per cent higher than 2017 driven by increased statutory profit and lower share count.

Restructuring costs were £879 million, with £267 million incurred in the fourth quarter, and included severance costs relating to the Group’s strategic investment plans as well as the expected costs of the integration of MBNA and Zurich’s UK workplace pensions and savings business, ring-fencing and the rationalisation of the non-branch property portfolio. The fourth quarter charge included £57 million of severance costs, making £247 million for the year. Restructuring costs are expected to reduce significantly in 2019 with ring-fencing and the integration of MBNA now substantially complete.

Market volatility and asset sales of £50 million included negative insurance volatility of £103 million, with £236 million of negative insurance volatility in the fourth quarter reflecting weaker equity markets and wider credit spreads, compared to positive insurance volatility of £286 million in 2017. Market volatility also included a £105 million loss on sale of the Irish mortgage portfolio and an adjustment to past service pension liabilities, both of which were recognised in the first half of 2018.

The increase in amortisation of purchased intangibles to £108 million (2017: £91 million) and fair value unwind and other items to £319 million (2017: £270 million) were both largely driven by the inclusion of MBNA.

The payment protection insurance charge of £750 million included an additional £200 million charged in the fourth quarter. The additional charge was largely driven by an increase in average redress per case, additional operational costs to deal with potential complaint volatility and continued improvements in data interrogation and the Group’s ability to identify valid claims, partly offset by lower reactive complaints which have been 12,000 per week in the second half of 2018, compared with the Group’s assumption of 13,000 per week. The outstanding balance sheet provision at 31 December 2018 was £1.3 billion and continues to assume around 13,000 complaints per week until the timebar in August 2019.

Taxation

The tax expense was £1,560 million (2017: £1,728 million) representing an effective tax rate of 26 per cent (2017: 33 per cent). The lower effective tax rate was driven by the reduction in non-deductible conduct provisions, including remediation. The Group continues to expect the effective tax rate to reduce to around 25 per cent in 2020.

Return on tangible equity

The return on tangible equity was 11.7 per cent up from 8.9 per cent in 2017, reflecting the increase in statutory profit after tax, and slightly lower average tangible equity. The underlying return on tangible equity increased to 15.5 per cent (2017: 14.0 per cent) reflecting increased underlying profit.

The Group continues to expect a return on tangible equity of 14 to 15 per cent in 2019.

Balance sheet

	At 31 Dec	At 1 Jan		At 31 Dec
	2018	2018	Change	2017	Change
		(adjusted)1%		(reported)%

Loans and advances to customers2	£444bn	£444bn	–	£456bn	(2)
Customer deposits3	£416bn	£416bn	–	£416bn	–
Loan to deposit ratio	107%	107%	–	110%	(3)pp

Wholesale funding	£123bn	£101bn	22	£101bn	22
Wholesale funding <1 year maturity	£33bn	£29bn	16	£29bn	16
Of which money-market funding <1 year maturity4	£21bn	£15bn	44	£15bn	44
Liquidity coverage ratio – eligible assets	£129bn			£121bn	7
Liquidity coverage ratio	130%			127%	3pp

1	Adjusted to reflect the impact of applying IFRS 9 from 1 January 2018.
2	Excludes reverse repos of £40.5 billion (1 January 2018: £16.8 billion; 31 December 2017: £16.8 billion).
3	Excludes repos of £1.8 billion (1 January 2018: £2.6 billion; 31 December 2017: £2.6 billion).
4
Excludes balances relating to margins of £3.8 billion (1 January 2018: £2.1 billion; 31 December 2017: £2.1 billion) and settlement accounts of £1.2 billion (1 January 2018: £1.5 billion; 31 December 2017: £1.5 billion).

Loans and advances to customers were stable at £444 billion with growth in targeted segments offset by the £4 billion sale of the Irish mortgage portfolio and a reduction of £2 billion in the closed mortgage book. The growth in targeted segments included £3 billion from start-ups, SME and Mid Markets and £1 billion from UK Motor Finance whilst the open mortgage book remained broadly flat at £267 billion.

The Group continues to optimise funding and target current account balance growth, with Retail current accounts up 5 per cent to £74 billion (31 December 2017: £70 billion) and Commercial current account balances at £35 billion (31 December 2017: £30 billion).

The loan to deposit ratio was stable at 107 per cent. Wholesale funding increased by 22 per cent to £123 billion, compared to £101 billion at 31 December 2017, as the Group refinanced Bank of England Funding for Lending Scheme maturities and increased liquidity buffers.

The Group’s liquidity surplus continues to exceed the regulatory minimum and internal risk appetite with a liquidity coverage ratio (LCR) of 130 per cent (31 December 2017: 127 per cent) and LCR eligible assets of £129 billion (31 December 2017: £121 billion).

Capital

	At 31 Dec	At 1 Jan		At 31 Dec
	2018	2018	Change	2017	Change
		(adjusted)1%		(reported)%

Capital build2	210bp	244bp	(34)bp	245bp	(35)bp
Pro forma CET1 ratio3	13.9%	13.9%	–	13.9%	–
Pro forma transitional total capital ratio3	23.1%	21.5%	1.6pp	21.5%	1.6pp
Pro forma transitional MREL ratio3	32.6%	26.0%	6.6pp	26.0%	6.6pp
Pro forma UK leverage ratio3	5.6%	5.4%	0.2pp	5.4%	0.2pp
Risk-weighted assets	£206bn	£211bn	(2)	£211bn	(2)

Shareholders' equity	£43bn	£42bn	2	£44bn	–
Tangible net assets per share	53.0p	51.7p	1.3p	53.3p	(0.3)p

1	Adjusted to reflect the impact of applying IFRS 9 from 1 January 2018, with transitional arrangements applied for capital.
2	Capital build is reported on a pro forma basis before ordinary dividends and share buyback.
3
The CET1, total, leverage and MREL ratios at 31 December 2018, 1 January 2018 and 31 December 2017 are reported on a pro forma basis, reflecting the dividends paid up by the Insurance business in February 2019 and February 2018 respectively in relation to prior year earnings. The CET1 ratio is also reported post dividends and share buyback.

The Group’s balance sheet remains strong with capital build of 210 basis points, pre 2018 dividends, and a pro forma CET1 ratio of 13.9 per cent post proposed buyback and Insurance dividend.

The capital build included 195 basis points from underlying performance, 25 basis points from earnings related dividends received from the Insurance business and 25 basis points in relation to the sale of the Irish mortgage portfolio. Other movements, resulting in a net increase of 3 basis points, included the impact of structural changes arising from transfers between Insurance and the ring-fenced bank, risk-weighted asset reductions, market movements and expected pension deficit contributions. This was partly offset by 38 basis points for PPI charges.

The Group continues to expect ongoing capital build of 170 to 200 basis points per year, after allowing for the impact of estimated RWA inflation and increased pension contributions.

In July 2018, the Prudential Regulation Authority (PRA) reduced the Group’s Pillar 2A CET1 requirement from 3.0 per cent to 2.6 per cent, increasing to 2.7 per cent with effect from 1 January 2019 to reflect commencement of the UK’s ring-fencing regime. In addition the countercyclical capital buffer rate on UK credit exposures increased to 1.0 per cent in November 2018 resulting in a countercyclical capital buffer for the Group of 0.9 per cent.

The Board’s view of the level of CET1 capital required for the Group remains around 13 per cent, plus a management buffer of around 1 per cent.

The transitional total capital ratio increased to 23.1 per cent on a pro forma basis (31 December 2017: 21.5 per cent) and the Group remains well positioned to meet its MREL requirement from 2020 with a pro forma transitional MREL ratio of 32.6 per cent (31 December 2017: 26.0 per cent). The leverage ratio on a pro forma basis increased to 5.6 per cent (31 December 2017: 5.4 per cent).

Tangible net assets per share of 53.0 pence (1 January 2018: 51.7 pence) was up 1.3 pence with an increase of 4.4 pence before dividends of 3.1 pence paid in 2018, driven by increased statutory profit after tax partly offset by the effects of the share buyback and other reserve movements.

Dividend and share buyback

The Group has a progressive and sustainable ordinary dividend policy whilst maintaining the flexibility to return surplus capital through buybacks or special dividends. The Board’s view of the current level of capital required to grow the business, meet regulatory requirements and cover uncertainties remains around 13 per cent plus a management buffer of around 1 per cent.

Given the strong business performance in 2018 the Board has recommended a final ordinary dividend of 2.14 pence per share. This is in addition to the interim ordinary dividend of 1.07 pence per share that was announced in the 2018 half year results. The total ordinary dividend per share for 2018 of 3.21 pence per share has increased by 5 per cent from 3.05 pence per share in 2017.

The Group is planning on the basis of an orderly EU withdrawal and, given the resilience of the UK economy, intends to implement a share buyback of up to £1.75 billion (2017: £1 billion) which will commence in March 2019 and is expected to be completed by 31 December 2019. The Board’s current preference is to return surplus capital by way of a buyback programme given the amount of surplus capital, the normalisation of ordinary dividends, and the flexibility that a buyback programme offers.

Given the total ordinary dividend of 3.21 pence per share and the intended share buyback, equivalent to up to 2.46 pence per ordinary share, the total capital return for 2018 will be up to 5.67 pence per share, an increase of 27 per cent on the prior year, equivalent to £4.0 billion.

Ring-fencing

The Group successfully launched its new non ring-fenced bank, Lloyds Bank Corporate Markets plc in 2018, transferring in non ring-fenced business from the rest of the Group, thereby meeting its legal requirements under ring-fencing legislation. As a predominantly UK retail and commercial bank, the effect on the Group has been relatively limited, with minimal impact on the majority of the Group’s retail and commercial customers. As the vast majority of the Group’s business has continued to be held by Lloyds Bank plc and its subsidiaries there has not been a material impact on the financial strength of Lloyds Bank plc.

UNDERLYING BASIS – SEGMENTAL ANALYSIS

2018
		Commercial	Insurance	Central
	Retail	Banking	and Wealth	items	Group
	£m	£m	£m	£m	£m

Net interest income	9,066	3,004	123	521	12,714
Other income	2,171	1,653	1,865	321	6,010
Operating lease depreciation	(921)	(35)	–	–	(956)
Net income	10,316	4,622	1,988	842	17,768
Operating costs	(4,915)	(2,167)	(1,021)	(62)	(8,165)
Remediation	(267)	(203)	(39)	(91)	(600)
Total costs	(5,182)	(2,370)	(1,060)	(153)	(8,765)
Impairment	(862)	(92)	(1)	18	(937)
Underlying profit	4,272	2,160	927	707	8,066

Banking net interest margin	2.68%	3.27%			2.93%
Average interest-earning banking assets	£342.3bn	£91.2bn	£0.8bn	£1.7bn	£436.0bn
Asset quality ratio	0.25%	0.09%			0.21%
Return on risk-weighted assets	4.59%	2.50%			3.86%
Loans and advances to customers1	£340.1bn	£100.4bn	£0.9bn	£3.0bn	£444.4bn
Customer deposits2	£252.8bn	£148.6bn	£14.1bn	£0.8bn	£416.3bn
Risk-weighted assets	£94.3bn	£86.0bn	£1.2bn	£24.9bn	£206.4bn

2017
		Commercial	Insurance	Central
	Retail3	Banking3	and Wealth	items3	Group
	£m	£m	£m	£m	£m

Net interest income	8,706	3,030	133	451	12,320
Other income	2,221	1,798	1,846	194	6,059
Vocalink gain on sale	–	–	–	146	146
Operating lease depreciation	(947)	(105)	–	(1)	(1,053)
Net income	9,980	4,723	1,979	790	17,472
Operating costs	(4,866)	(2,230)	(1,040)	(48)	(8,184)
Remediation	(633)	(173)	(40)	(19)	(865)
Total costs	(5,499)	(2,403)	(1,080)	(67)	(9,049)
Impairment	(711)	(89)	–	5	(795)
Underlying profit4	3,770	2,231	899	728	7,628

Banking net interest margin	2.60%	3.28%			2.86%
Average interest-earning banking assets	£338.5bn	£91.1bn	£0.8bn	£4.5bn	£434.9bn
Asset quality ratio	0.21%	0.10%			0.18%
Return on risk-weighted assets4	4.18%	2.44%			3.55%
Loans and advances to customers1	£340.7bn	£102.8bn	£0.8bn	£11.4bn	£455.7bn
Customer deposits2	£253.1bn	£148.3bn	£13.8bn	£0.3bn	£415.5bn
Risk-weighted assets	£91.4bn	£88.1bn	£1.3bn	£30.1bn	£210.9bn

1	Excludes reverse repos of £40.5 billion (31 December 2017: £16.8 billion).
2	Excludes repos of £1.8 billion (31 December 2017: £2.6 billion).
3	Restated to include run-off.
4	Prior period restated to include remediation.

DIVISIONAL RESULTS
RETAIL

Retail offers a broad range of financial service products to personal and business banking customers, including current accounts, savings, mortgages, credit cards, unsecured loans, motor finance and leasing solutions. Its aim is to be the best bank for customers in the UK, by building deep and enduring relationships that deliver value, and by providing them with choice and flexibility, with propositions increasingly personalised to their needs. Retail operates a multi-brand and multi-channel strategy and continues to simplify its business and provide more transparent products, helping to improve service levels and reduce conduct risks, whilst working within a prudent risk appetite.

Progress against strategic priorities
Leading customer experience
●
Launched API-enabled Open Banking aggregation capability, providing customers with more control and the ability to view in one place the current accounts they hold with us alongside those held outside the Group
●
Maintained position as UK’s largest digital bank with 15.7 million digitally active customers
●
Maintained the UK’s largest branch network, while tailoring it to meet customers’ complex needs more effectively. Opened a new flagship Halifax branch and 41 micro branches, while also introducing 16 new mobile branches, with the enlarged fleet helping serve customers in more remote and rural communities across more than 210 locations
●
Expanded Remote Advice video service, with approximately 38,000 customers having already discussed their mortgage needs with remote advisers in one of the 270 branches that offer this service or from their own homes
●
Increased personalisation, with the recent launch of Lend a Hand mortgage expanding support to first time buyers
●
Reduced complaints (excluding PPI) by 10 per cent in 2018

Digitising the Group
●
Rolled out Voice ID technology to make banking quicker and easier for customers, whilst providing added protection. Since launch, over 770,000 registered customers have used this functionality, completing 4 million verifications
●
Continued to improve mobile banking experience, giving customers greater control and choice:
-
First UK bank to use location based payment tracking, enabling customers to identify fraudulent transactions
-
Launched card controls increasing customer security with functionality to cancel or temporarily freeze card use
-
Introduced cheque image clearing, providing customers with the ability to pay in cheques remotely

Maximising the Group’s capabilities
●
Helping Britain Prosper with over £12 billion of gross mortgage lending to first time buyers and over 120,000 start-up businesses supported
●
Halifax was the first UK bank to reach 1 million switchers since the Current Account Switching Service began in 2013

Transforming ways of working
●
Delivered around 25,000 training hours to Group Customer Services colleagues, enabling them to better support vulnerable customers

Financial performance
●
Underlying profit at £4,272 million increased 13 per cent
●
Net interest income increased 4 per cent reflecting an 8 basis point improvement in net interest margin with the benefits of a full year of MBNA and lower funding costs more than offsetting ongoing mortgage pricing pressure
●
Other income was 2 per cent lower following implementation of a simpler overdraft fee structure
●
Operating lease depreciation reduced 3 per cent reflecting improved used car market prices
●
Operating costs of £4,915 million increased 1 per cent, as increased investment in the business was partly offset by efficiency savings. Remediation reduced to £267 million, driven by lower provision charges
●
Impairment increased 21 per cent reflecting full year inclusion of MBNA and non-repeat of UK mortgages write-backs
●
Loans and advances include the increase in Business Banking balances and growth in Black Horse offset by reductions in the closed mortgage book. Open mortgage book balances were broadly flat at £267 billion reflecting continued focus on the trade-off between volume and margin in a highly competitive market
●
Customer deposits included average current account growth of 6 per cent and continued reduction in tactical savings
●
Risk-weighted assets increased to £94 billion reflecting changing asset mix, along with model refinements

Performance summary

	2018	20171	Change
	£m	£m	%

Net interest income	9,066	8,706	4
Other income	2,171	2,221	(2)
Operating lease depreciation	(921)	(947)	3
Net income	10,316	9,980	3
Operating costs	(4,915)	(4,866)	(1)
Remediation	(267)	(633)	58
Total costs	(5,182)	(5,499)	6
Impairment	(862)	(711)	(21)
Underlying profit2	4,272	3,770	13

Banking net interest margin	2.68%	2.60%	8bp
Average interest-earning banking assets	£342.3bn	£338.5bn	1
Asset quality ratio	0.25%	0.21%	4bp
Return on risk-weighted assets2	4.59%	4.18%	41bp

	At 31 Dec	At 1 Jan		At 31 Dec
	2018	2018		2017
		(adjusted)1,3	Change	(reported)1	Change
	£bn	£bn	%	£bn	%

Open mortgage book	266.6	267.0	–	267.1	–
Closed mortgage book	21.2	23.6	(10)	23.6	(10)
Credit cards	18.1	17.9	1	18.1	–
UK unsecured loans	7.9	7.8	1	7.9	–
UK Motor Finance	14.6	13.5	8	13.6	7
Business Banking	1.8	0.9		0.9
Overdrafts	1.3	1.4	(7)	1.5	(13)
Other4	8.6	8.0	8	8.0	8
Loans and advances to customers	340.1	340.1	–	340.7	–
Operating lease assets	4.7	4.7	–	4.7	–
Total customer assets	344.8	344.8	–	345.4	–

Relationship balances5	235.3	233.2	1	233.2	1
Tactical balances5	17.5	19.9	(12)	19.9	(12)
Customer deposits6	252.8	253.1	–	253.1	–

Risk-weighted assets	94.3	91.4	3	91.4	3

Average Retail current accounts	71.6	67.5	6	67.5	6

1	Prior period restated to include run-off.
2	Prior period restated to include remediation.
3	Adjusted to reflect the impact of applying IFRS 9 from 1 January 2018.
4	Includes Europe and run-off, previously reported separately.
5	Prior period restated to show European deposits as tactical balances.
6	SME portfolio re-segmented in the first half of 2018 moving £1.0 billion of loans and advances to customers and £2.0 billion of customer deposits to Business Banking. Comparatives not restated.

COMMERCIAL BANKING

Commercial Banking has a client-led, low risk, capital efficient strategy, and is committed to supporting UK-based clients and international clients with a link to the UK. Through its segmented client coverage model, it provides clients with a range of products and services such as lending, transaction banking, working capital management, risk management and debt capital markets services. Continued investment in capabilities and digital propositions enables the delivery of a leading customer experience, supported by increasingly productive relationship managers, with more time spent on value-adding activity.

Progress against strategic priorities
Leading customer experience
●
Successful launch of Lloyds Bank Corporate Markets, the Group’s non ring-fenced bank, enabling us to continue meeting our clients’ broad range of needs while helping to create a safer, more secure financial services industry
●
Further simplified the client coverage model to better reflect the changing needs of our clients. Coverage model now based on three segments – SME and Mid Corporates, Large Corporates and Financial Institutions
●
Awarded Business Bank of the Year at the FDs’ Excellence Awards for the 14th consecutive year, with an overall satisfaction rating of nine out of ten

Digitising the Group
●
Launched a digital eligibility and pricing tool, enabling SME clients to understand instantly how likely they are to be approved for a loan or overdraft of up to £25,000 before they apply
●
Expanded the online servicing functionality available to SME customers, including the ability for sole traders to digitally add or remove a party onto their business account in less than 24 hours

Maximising the Group’s capabilities
●
Increased net lending to start-ups, SMEs and Mid Market clients by £3 billion, having provided over £18 billion of gross new lending to businesses in the year and committed to the same level in 2019
●
Exceeded the commitment to provide £750 million of funding to support social housing projects in the UK
●
Provided £1.5 billion of funding to the UK manufacturing sector, supporting increased production capacity, investment in plant and machinery and research and development, allowing clients to remain innovative and competitive
●
Exceeded sustainability targets through support for renewable energy projects capable of powering over 2.6 million homes and the financing of energy efficiency improvements across 1.4 million square feet of real estate

Transforming ways of working
●
Restructured our Commercial Banking operations teams to align processing activity with the changing ways that customers consume our services
●
Over 94,000 colleague training hours completed, helping us to develop the skills and capabilities of the future

Financial performance
●
Return on risk-weighted assets of 2.50 per cent, up 6 basis points with lower risk-weighted assets driven by continued balance sheet optimisation more than offsetting a reduction in underlying profit
●
Net interest income was slightly lower at £3,004 million, with the net interest margin slightly lower at 3.27 per cent, and marginally higher average interest earning assets
●
Other income of £1,653 million was 8 per cent lower reflecting challenging market conditions leading to lower levels of client markets activity. 2017 included a number of significant one-off refinancing and hedging transactions
●
Operating lease depreciation significantly lower given accelerated depreciation of legacy assets in 2017
●
Operating costs 3 per cent lower, with efficiency savings more than offsetting increased investment
●
Improved asset quality ratio of 9 basis points reflecting good credit quality across the portfolio
●
Continued lending growth in SME of 3 per cent including loans and advances now transferred to Business Banking as part of the client re-segmentation
●
Increased customer deposits of £149 billion, reflecting continued success in attracting high quality transactional deposits with improved current account mix

Performance summary

	2018	20171	Change
	£m	£m	%

Net interest income	3,004	3,030	(1)
Other income	1,653	1,798	(8)
Operating lease depreciation	(35)	(105)	67
Net income	4,622	4,723	(2)
Operating costs	(2,167)	(2,230)	3
Remediation	(203)	(173)	(17)
Total costs	(2,370)	(2,403)	1
Impairment	(92)	(89)	(3)
Underlying profit2	2,160	2,231	(3)

Banking net interest margin	3.27%	3.28%	(1)bp
Average interest-earning banking assets	£91.2bn	£91.1bn	–
Asset quality ratio	0.09%	0.10%	(1)bp
Return on risk-weighted assets2	2.50%	2.44%	6bp

	At 31 Dec	At 1 Jan		At 31 Dec
	2018	2018		2017
		(adjusted)1,3	Change	(reported)1	Change
	£bn	£bn	%	£bn	%

SME4	30.0	30.1	–	30.7	(2)
Mid Markets	31.7	29.4	8	34.2	(7)
Global Corporates and Financial Institutions	34.4	32.6	6	36.9	(7)
Other5	4.3	7.2	(40)	7.7	(44)
Loans sold to Insurance business6				(6.7)
Loans and advances to customers	100.4	99.3	1	102.8	(2)

SME including Retail Business Banking	31.8	31.0	3	31.6	1

Customer deposits1,4	148.6	148.3	–	148.3	–
Risk-weighted assets	86.0	88.1	(2)	88.1	(2)

1	Prior period restated to include run-off.
2	Prior period restated to include remediation.
3	Adjusted to reflect the impact of applying IFRS 9 from 1 January 2018.
4
SME portfolio re-segmented in the first half of 2018 moving £1.0 billion of loans and advances to customers and £2.0 billion of customer deposits to Business Banking in Retail. Comparatives not restated.

5	As part of the Lloyds Bank Corporate Markets launch c.£2 billion of loans and advances to customers moved to Group Corporate Treasury.
6
At 31 December 2017 the customer segment balances included lower risk loans that were originated by Commercial Banking and subsequently sold to the Insurance business to back annuitant liabilities. These loans were reported in Central items but included in the table to aid comparison with prior periods. Since the implementation of IFRS 9 these loans are no longer classified as loans and advances to customers.

INSURANCE AND WEALTH

Insurance and Wealth offers insurance, investment and wealth management products and services. It supports around 10 million customers with assets under administration of £141 billion and annualised annuity payments in retirement of over £1 billion. The Group continues to invest significantly in the development of the business, with the aims of capturing considerable opportunities in pensions and financial planning, offering customers a single home for their banking and insurance needs, and driving growth across intermediary and relationship channels through a strong distribution model.

Progress against strategic initiatives
Leading customer experience
●
Successfully completed first stage of Zurich transfer and on track to conclude transfers in the second half of 2019
●
Commenced roll out of a new suite of annual benefit statements to over 50 per cent of longstanding customers, making it simpler for them to understand their products, as well as the options available to them
●
Simplifying systems and processes through our long-term partnership with Diligenta. Good progress towards initial systems migration in first half of 2019, enabling customers to better manage their policies with Scottish Widows
●
Scottish Widows won 5 star service awards at the Financial Adviser Service Awards for the third consecutive year

Digitising the Group
●
Successful pilot allowing customers to register and manage home insurance claims online now being followed up with introduction of new technology, enabling customers to upload digital media to accelerate settlement

Maximising the Group’s capabilities
●
Launched Single Customer View; a unique capability, already enabling over 3 million customers to view in one place the pension and insurance products they hold with the Group alongside their banking products.
●
Announced strategic partnership with Schroders to create a market leading wealth management proposition. Target for the partnership, Schroders Personal Wealth, to become a top 3 UK financial planning business within five years
●
Good progress towards the target of growing open book assets under administration by £50 billion by the end of 2020, with strong customer net inflows of £13 billion achieved in the year, partly offset by £5.5 billion of negative market movements, mainly in the fourth quarter
●
Strong progress towards one million new pension customers by end 2020, with over 630,000 new customers in 2018
●
Ongoing collaboration with Commercial Banking to provide long duration loans primarily to finance housing, infrastructure and education while backing the growing annuity portfolio, with £1.1 billion new loans written in 2018

Transforming ways of working
●
Involved customers and colleagues in developing and launching a new simple to understand protection product

Financial performance
●
Strong growth in life and pensions sales, up 45 per cent, driven by increases in new members in existing workplace schemes, increased auto enrolment workplace contributions and bulk annuities
●
New underwritten household premiums increased 27 per cent, reflecting progress of Direct and Corporate Partnership propositions; total underwritten premiums decreased 6 per cent driven by a competitive renewal market
●
Significant growth in life and pensions new business income, up 87 per cent to £526 million partly offset by £26 million decrease in total general insurance income net of claims, including around £60 million impact from higher weather related claims. Lower experience and other items primarily due to non recurrence of £170 million income from the addition of death benefits in 2017
●
Underlying profit increased by 3 per cent to £927 million. Net income increased by £9 million to £1,988 million whilst operating costs decreased by £19 million, with cost savings more than offsetting higher investment in the business

Insurance capital

●
Estimated pre final dividend Solvency II ratio of 165 per cent (31 December 2017 pre final dividend position: 160 per cent). The rise in the ratio primarily reflects the impact of earnings and capital initiatives, offset by dividends of £1.2 billion and the repayment of £490 million notional of subordinated debt
●
Excess capital of £1.3 billion has been generated in 2018 from which £1.2 billion of dividends have been paid in the year, with a further dividend of £350 million paid to the Group in February 2019

Performance summary

	2018	2017	Change
	£m	£m	%

Net interest income	123	133	(8)
Other income	1,865	1,846	1
Net income	1,988	1,979	–
Operating costs	(1,021)	(1,040)	2
Remediation	(39)	(40)	3
Total costs	(1,060)	(1,080)	2
Impairment	(1)	–
Underlying profit1	927	899	3

Life and pensions sales (PVNBP)2	14,384	9,951	45
General insurance underwritten new GWP3	107	84	27
General insurance underwritten total GWP3	690	733	(6)
General insurance combined ratio	89%	87%	2pp

	At 31 Dec	At 31 Dec
	2018	2017
		(reported)4	Change
	£bn	£bn	%

Insurance Solvency II ratio5	165%	160%	5pp
UK Wealth Loans and advances to customers	0.9	0.8	13
UK Wealth Customer deposits	14.1	13.8	2
UK Wealth Risk-weighted assets	1.2	1.3	(8)
Total customer assets under administration	141.3	145.4	(3)

Income by product group

	2018			2017
	New	Existing		New	Existing
	business	business	Total	business	business	Total
	£m	£m	£m	£m	£m	£m

Workplace, planning and retirement	333	153	486	131	125	256
Individual and bulk annuities	160	84	244	125	88	213
Protection	20	22	42	13	20	33
Longstanding LP&I	13	414	427	12	440	452
	526	673	1,199	281	673	954
Life and pensions experience and other items			143			358
General insurance			272			298
			1,614			1,610
UK Wealth			374			369
Net income			1,988			1,979

1	Prior period restated to include remediation.
2	Present value of new business premiums. Further information on page 61.
3	Gross written premiums.
4	No material impact from application of IFRS 9 – adjusted assets are unchanged from those reported at 31 December 2017.
5	Equivalent regulatory view of ratio (including With Profits funds) at 31 December 2018 was 156 per cent (31 December 2017: 154 per cent).

CENTRAL ITEMS

Performance summary

	2018	20171	Change
	£m	£m	%

Net income	842	790	7
Operating costs	(62)	(48)	(29)
Remediation	(91)	(19)
Total costs	(153)	(67)
Impairment	18	5
Underlying profit2	707	728	(3)

1	Prior period restated to include run-off.
2	Prior period restated to include remediation.

Central items includes income and expenditure not attributed to divisions, including the costs of certain central and head office functions, and the Group’s private equity business, Lloyds Development Capital.

OTHER FINANCIAL INFORMATION

1.
Reconciliation between statutory and underlying basis results

The tables below set out the reconciliation from the statutory results to the underlying basis results, the principles of which are set out on the inside front cover.

		Removal of:
		Volatility
	Statutory	and other	Insurance		Underlying
	basis	items1,2	gross up3	PPI	basis4
2018	£m	£m	£m	£m	£m

Net interest income	13,396	152	(834)	–	12,714
Other income, net of insurance claims	5,230	107	673	–	6,010
Operating lease depreciation		(956)	–	–	(956)
Net income	18,626	(697)	(161)	–	17,768
Operating expenses5	(11,729)	2,053	161	750	(8,765)
Impairment	(937)	–	–	–	(937)
Profit before tax	5,960	1,356	–	750	8,066

2017

Net interest income	10,912	228	1,180	–	12,320
Other income, net of insurance claims	7,747	(186)	(1,356)	–	6,205
Operating lease depreciation		(1,053)	–	–	(1,053)
Net income	18,659	(1,011)	(176)	–	17,472
Operating expenses5	(12,696)	1,821	176	1,650	(9,049)
Impairment	(688)	(107)	–	–	(795)
Profit before tax	5,275	703	–	1,650	7,628

1
In the year ended 31 December 2018 this comprised the effects of asset sales (losses of £145 million); volatility and other items (gains of £95 million); the amortisation of purchased intangibles (£108 million); restructuring (£879 million, comprising severance related costs, the rationalisation of the non-branch property portfolio, the work on implementing the ring-fencing requirements and the integration of MBNA and Zurich’s UK workplace pensions and savings business); and the fair value unwind and other items (losses of £319 million).

2
In the year ended 31 December 2017 this comprised the effects of asset sales (gains of £30 million); volatility and other items (gains of £249 million); the amortisation of purchased intangibles (£91 million); restructuring (£621 million, comprising severance related costs, the rationalisation of the non-branch property portfolio, the work on implementing the ring-fencing requirements and the integration of MBNA); and the fair value unwind and other items (losses of £270 million).

3
The Group’s insurance businesses’ income statements include income and expenditure which are attributable to the policyholders of the Group’s long-term assurance funds. These items have no impact in total upon the profit attributable to equity shareholders and, in order to provide a clearer representation of the underlying trends within the business, these items are shown net within the underlying results.

4	Prior period restated to include remediation.
5	The statutory basis figure is the aggregate of operating costs and operating lease depreciation.

2.
Banking net interest margin and average interest-earning assets

	2018	2017

Group net interest income – statutory basis (£m)	13,396	10,912
Insurance gross up (£m)	(834)	1,180
Volatility and other items (£m)	152	228
Group net interest income – underlying basis (£m)	12,714	12,320
Non-banking net interest expense (£m)	54	111
Banking net interest income – underlying basis (£m)	12,768	12,431

Net loans and advances to customers (£bn)1	444.4	455.7
Impairment provision and fair value adjustments (£bn)	4.0	3.2
Non-banking items:
Fee based loans and advances (£bn)	(7.2)	(8.1)
Assets held by Insurance (£bn)	–	(6.9)
Other non-banking (£bn)	(4.7)	(4.0)
Gross banking loans and advances (£bn)	436.5	439.9
Averaging (£bn)	(0.5)	(5.0)
Average interest-earning banking assets (£bn)	436.0	434.9

Banking net interest margin (%)	2.93	2.86

1	Excludes reverse repos of £40.5 billion (31 December 2017: £16.8 billion).

3.
Volatility arising in insurance businesses

Volatility included in the Group’s statutory results before tax comprises the following:

	2018	2017
	£m	£m

Insurance volatility	(506)	196
Policyholder interests volatility	46	190
Total volatility	(460)	386
Insurance hedging arrangements	357	(100)
Total	(103)	286

The Group’s insurance business has policyholder liabilities that are supported by substantial holdings of investments. IFRS requires that the changes in both the value of the liabilities and investments are reflected within the income statement. The value of the liabilities does not move exactly in line with changes in the value of the investments. As the investments are substantial, movements in their value can have a significant impact on the profitability of the Group. Management believes that it is appropriate to disclose the division’s results on the basis of an expected return in addition to results based on the actual return. The impact of the actual return on these investments differing from the expected return is included within insurance volatility.

The Group actively manages its exposures to interest rate, foreign currency exchange rate, inflation and market movements within the banking book through a comprehensive hedging strategy. This helps to mitigate earnings volatility and reduces the impact of market movements on the capital position.

The volatility movements in the period were largely driven by insurance volatility arising from equity market movements and credit spreads. The capital impact of equity market movements is hedged within Insurance and this also reduces the IFRS earnings exposure.

4.
Tangible net assets per share

The table below sets out a reconciliation of the Group’s shareholders’ equity to its tangible net assets.

	At 31 Dec	At 1 Jan
	2018	2018
		(adjusted)1
	£m	£m

Shareholders’ equity	43,434	42,360
Goodwill	(2,310)	(2,310)
Intangible assets	(3,347)	(2,835)
Purchased value of in-force business	(271)	(306)
Other, including deferred tax effects	228	254
Tangible net assets	37,734	37,163

Ordinary shares in issue, excluding own shares	71,149m	71,944m
Tangible net assets per share	53.0p	51.7p

1	Adjusted to reflect the implementation of IFRS 9 and IFRS 15.

5.
Return on tangible equity

	2018	2017

Average shareholders' equity (£bn)	43.0	43.4
Average intangible assets (£bn)	(5.4)	(4.6)
Average tangible equity (£bn)	37.6	38.8

Underlying profit after tax (£m)1	5,951	5,612
Add back amortisation of intangible assets (post tax) (£m)	296	219
Less profit attributable to non-controlling interests and other equity holders (£m)	(425)	(403)
Adjusted underlying profit after tax (£m)	5,822	5,428

Underlying return on tangible equity (%)1	15.5	14.0

Group statutory profit after tax (£m)	4,400	3,547
Add back amortisation of intangible assets (post tax) (£m)	296	219
Add back amortisation of purchased intangible assets (post tax) (£m)	111	101
Less profit attributable to non-controlling interests and other equity holders (£m)	(425)	(403)
Adjusted statutory profit after tax (£m)	4,382	3,464

Statutory return on tangible equity (%)	11.7	8.9

1	Prior period restated to include remediation.

6.
Share buyback

During 2018, the Group completed a £1 billion share buyback programme with an average price paid of 63.4 pence per share. Through a reduction in the weighted average number of ordinary shares in issue, share buybacks have the effect of increasing earnings per share and, depending on the average price paid per share, can either increase or decrease the tangible net assets per share. The 2018 share buyback had the effect of increasing the earnings per share by 0.1 pence and decreasing the tangible net assets per share by 0.2 pence.

RISK MANAGEMENT

CREDIT RISK PORTFOLIO

Overview
●
Credit quality remains strong with no deterioration in credit risk. Flow to arrears remains stable at low levels. The Group’s loan portfolios continue to be well positioned, reflecting the Group’s continued prudent, through the cycle approach to credit risk and benefiting from continued low interest rates and a resilient UK economy
●
The gross asset quality ratio remains stable at 28 basis points, in line with 2017 and 2016
●
The net asset quality ratio increased to 21 basis points (2017: 18 basis points) and the impairment charge increased to £937 million in 2018 (2017: £795 million), driven by expected lower releases and write-backs, the inclusion of MBNA for a full year and a low impairment charge in UK mortgages compared to one-off write-backs in 2017
●
The closed mortgage book continued to run off, reducing by a further £2.4 billion during 2018
●
Stage 2 loans as a proportion of total loans and advances to customers have reduced to 7.8 per cent (1 January 2018: 11.3 per cent), with Stage 2 loans and advances down by £14.3 billion to £38.3 billion, driven by the sale of the Irish mortgage portfolio, model refinements to the Stage 2 transfer approach for UK mortgages and portfolio improvements. Coverage of Stage 2 drawn balances increased to 4.1 per cent (1 January 2018: 3.5 per cent)
●
Stage 3 loans as a proportion of total loans and advances to customers have remained stable at 1.9 per cent, with Stage 3 loans and advances up £0.2 billion to £9.2 billion. Coverage of Stage 3 drawn balances increased to 24.3 per cent (1 January 2018: 24.0 per cent)

Low risk culture and prudent risk appetite

●
The Group continues to take a prudent approach to credit risk, with robust credit quality and affordability controls at origination and a prudent through the cycle credit risk appetite
●
Credit portfolios are well positioned against an uncertain economic outlook and potential market volatility, including that related to the UK’s exit from the EU
●
The Group continues to grow lending to targeted segments while maintaining a prudent risk appetite
●
The Group’s effective risk management ensures early identification and management of customers and counterparties who may be showing signs of distress
●
Sector concentrations within the portfolios are closely monitored and controlled, with mitigating actions taken where appropriate. Sector and product caps limit exposure to certain higher risk and vulnerable sectors and asset classes

Impairment charge by division

			Financial
			assets at
			fair value
	Loans and		through
	advances	Loans and	other
	to banks	advances	compreh-
	and other	to	ensive	Undrawn	2018
	assets	customers	income	balances	Total	20171
	£m	£m	£m	£m	£m	£m

Retail2	–	889	–	(27)	862	711
Commercial Banking2	1	150	(14)	(45)	92	89
Insurance and Wealth	–	1	–	–	1	–
Central Items2	1	(18)	–	(1)	(18)	(5)
Total impairment charge	2	1,022	(14)	(73)	937	795

Asset quality ratio					0.21%	0.18%
Gross asset quality ratio					0.28%	0.28%

1	Prior period comparatives are on an IAS 39 basis.
2	2017 restated to include run-off.

Basis of presentation

The analyses which follow have been presented on two bases; the ‘statutory basis’ which is consistent with the presentation in the Group’s accounts and the ‘underlying basis’ which is used for internal management purposes. Reconciliations between the two bases have been provided.

In the following statutory basis tables, purchased or originated credit impaired (POCI) assets relate to a fixed pool of mortgages that were purchased as part of the HBOS acquisition at a deep discount to face value reflecting credit losses incurred from the point of origination to the date of acquisition totalling £1,002 million at 31 December 2018. The residual ECL allowance and resulting low coverage ratio on POCI assets reflects further deterioration in the creditworthiness from the date of acquisition. Over time, the POCI assets will run off as the loans redeem, pay down or losses are crystallised.

The Group uses the underlying basis to monitor the creditworthiness of the lending portfolio and related ECL allowances because it provides a better indication of the credit performance of the POCI assets. The underlying basis assumes that the lending assets acquired as part of a business combination was originated by the Group and is classified as either Stage 1, 2 or 3 according to the change in credit risk over the period since origination. Underlying ECL allowances have been calculated accordingly.

Group loans and advances to customers – statutory basis

					Purchased
					or
					originated	Stage 2	Stage 3
					credit-	as % of	as % of
	Total	Stage 1	Stage 2	Stage 3	impaired	total	total
	£m	£m	£m	£m	£m	%	%

At 31 December 20181
Retail	341,682	305,160	18,741	2,390	15,391	5.5	0.7
Commercial Banking	101,890	92,002	6,592	3,296	–	6.5	3.2
Insurance and Wealth	865	804	6	55	–	0.7	6.4
Central items	43,571	43,565	6	–	–	–	–
Total gross lending	488,008	441,531	25,345	5,741	15,391	5.2	1.2
ECL allowance on drawn balances	(3,150)	(525)	(994)	(1,553)	(78)
Net balance sheet carrying value	484,858	441,006	24,351	4,188	15,313

ECL allowance (drawn and undrawn) as a percentage of gross lending (%)2	0.7	0.1	4.2	28.4

At 1 January 20181,3
Retail	341,661	296,264	25,319	2,105	17,973	7.4	0.6
Commercial Banking	100,820	90,341	7,765	2,714	–	7.7	2.7
Insurance and Wealth	819	724	67	28	–	8.2	3.4
Central items	20,939	16,552	4,094	293	–	19.6	1.4
Total gross lending	464,239	403,881	37,245	5,140	17,973	8.0	1.1
ECL allowance on drawn balances	(3,223)	(597)	(1,148)	(1,446)	(32)
Net balance sheet carrying value	461,016	403,284	36,097	3,694	17,941

ECL allowance (drawn and undrawn) as a percentage of gross lending (%)2	0.8	0.2	3.4	29.8

1	Gross lending and expected credit loss allowances on drawn balances are stated on an IFRS 9 basis; the balances include the impact of the HBOS and MBNA acquisition related adjustments.
2	Total and Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries for Retail (31 December 2018: £250 million; 1 January 2018: £291 million).
3
Certain balances have been reallocated between segments. This includes the incorporation of International Wealth into Commercial Banking and the allocation of run-off across Retail and Commercial Banking.

Group loans and advances to customers – underlying basis

					Stage 2	Stage 3
					as % of	as % of
	Total	Stage 1	Stage 2	Stage 3	total	total
	£m	£m	£m	£m	%	%
At 31 December 20181
Retail	342,559	305,048	31,647	5,864	9.2	1.7
Commercial Banking	101,890	92,002	6,592	3,296	6.5	3.2
Insurance and Wealth	865	804	6	55	0.7	6.4
Central items	43,571	43,565	6	–	–	–
Total gross lending	488,885	441,419	38,251	9,215	7.8	1.9
ECL allowance on drawn balances	(4,236)	(556)	(1,506)	(2,174)
Net balance sheet carrying value	484,649	440,863	36,745	7,041

ECL allowance (drawn and undrawn) as a percentage of gross lending (%)2	0.9	0.2	4.1	24.3

At 1 January 20181,3
Retail	342,632	295,994	40,618	6,020	11.9	1.8
Commercial Banking	100,820	90,341	7,765	2,714	7.7	2.7
Insurance and Wealth	819	724	67	28	8.2	3.4
Central items	20,939	16,552	4,094	293	19.6	1.4
Total gross lending	465,210	403,611	52,544	9,055	11.3	1.9
ECL allowance on drawn balances	(4,464)	(626)	(1,731)	(2,107)
Net balance sheet carrying value	460,746	402,985	50,813	6,948

ECL allowance (drawn and undrawn) as a percentage of gross lending (%)2	1.0	0.2	3.5	24.0

1	Gross lending and expected credit loss allowances on drawn balances are stated on an IFRS 9 basis; the balances exclude the impact of the HBOS and MBNA acquisition related adjustments.
2	Total and Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries for Retail (31 December 2018: £250 million; 1 January 2018: £291 million).
3
Certain balances have been reallocated between segments. This includes the incorporation of International Wealth into Commercial Banking and the allocation of run-off across Retail and Commercial Banking.

Group total expected credit loss allowance (statutory basis)

	At 31 Dec	At 1 Jan	At 31 Dec
	2018	2018	2017
		(adjusted)1
	£m	£m	£m

Customer related balances:
Drawn	3,150	3,223	2,201
Undrawn	193	273	30
	3,343	3,496	2,231
Other assets	19	37	26
Total expected credit loss allowance	3,362	3,533	2,257

1	Adjusted to reflect the implementation of IFRS 9.

Group total expected credit loss allowance (underlying basis)

	At 31 Dec	At1 Jan	At
	2018	2018	31 Dec 2017
		(adjusted)1
	£m	£m	£m

Customer related balances:
Drawn	4,236	4,464	3,442
Undrawn	193	273	30
	4,429	4,737	3,472
Other assets	19	37	26
Total expected credit loss allowance	4,448	4,774	3,498

1	Adjusted to reflect the implementation of IFRS 9.

Reconciliation between statutory and underlying basis of Group gross loans and advances to customers

					Purchased
					or origin-
					nated
					credit-
	Total	Stage 1	Stage 2	Stage 3	impaired
	£m	£m	£m	£m	£m
At 31 December 20181
Underlying basis	488,885	441,419	38,251	9,215	–
Purchased or originated credit-impaired assets	–	–	(12,917)	(3,476)	16,393
Pre-acquisition ECL allowance	(877)	112	11	2	(1,002)
	(877)	112	(12,906)	(3,474)	15,391
Statutory basis	488,008	441,531	25,345	5,741	15,391

At 1 January 20181
Underlying basis	465,210	403,611	52,544	9,055	–
Purchased or originated credit-impaired assets	–	–	(15,290)	(3,802)	19,092
Pre-acquisition ECL allowance	(971)	270	(9)	(113)	(1,119)
	(971)	270	(15,299)	(3,915)	17,973
Statutory basis	464,239	403,881	37,245	5,140	17,973

1	Gross lending and ECL allowances are stated on an IFRS 9 basis.

Reconciliation between statutory and underlying basis of Group expected credit loss allowances on drawn balances

					Purchased
					or origin-
					nated
					credit-
	Total	Stage 1	Stage 2	Stage 3	impaired
	£m	£m	£m	£m	£m
At 31 December 20181
Underlying basis	4,236	556	1,506	2,174	–
Purchased or originated credit-impaired assets	–	–	(481)	(599)	1,080
Pre-acquisition ECL allowance	(1,086)	(31)	(31)	(22)	(1,002)
	(1,086)	(31)	(512)	(621)	78
Statutory basis	3,150	525	994	1,553	78

At 1 January 20181
Underlying basis	4,464	626	1,731	2,107	–
Purchased or originated credit-impaired assets	–	–	(553)	(598)	1,151
Pre-acquisition ECL allowance	(1,241)	(29)	(30)	(63)	(1,119)
	(1,241)	(29)	(583)	(661)	32
Statutory basis	3,223	597	1,148	1,446	32

1	ECL allowances are stated on an IFRS 9 basis.

Group expected credit loss allowances (drawn and undrawn) as a percentage of loans and advances to customers – statutory basis

									Purchased or
									originated
	Total		Stage 1		Stage 2		Stage 3		credit-impaired
	as % of		as % of		as % of		as % of		as % of
	drawn		drawn		drawn		drawn		drawn
	balances		balances		balances		balances1		balances
	£m	%	£m	%	£m	%	£m	%	£m	%

At 31 December 20182
Retail	1,768	0.5	493	0.2	713	3.8	484	22.6	78	0.5
Commercial Banking	1,513	1.5	111	0.1	338	5.1	1,064	32.3	–	–
Insurance and Wealth	18	2.1	6	0.7	1	16.7	11	20.0	–	–
Central items	44	0.1	38	0.1	6	100.0	–	–	–	–
Total	3,343	0.7	648	0.1	1,058	4.2	1,559	28.4	78	0.5

At 1 January 20182
Retail	1,685	0.5	538	0.2	716	2.8	399	22.0	32	0.2
Commercial Banking	1,521	1.5	132	0.1	432	5.6	957	35.3	–	–
Insurance and Wealth	17	2.1	6	0.8	2	3.0	9	32.1	–	–
Central items	273	1.3	67	0.4	125	3.1	81	27.6	–	–
Total	3,496	0.8	743	0.2	1,275	3.4	1,446	29.8	32	0.2

1	Total and Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries for Retail (31 December 2018: £250 million; 1 January 2018: £291 million).
2	Gross lending and ECL allowances on drawn balances are stated on an IFRS 9 basis; the balances include the impact of the HBOS and MBNA related acquisition adjustments.

Group expected credit loss allowances (drawn and undrawn) as a percentage of loans and advances to customers – underlying basis

	Total		Stage 1		Stage 2		Stage 3
	as % of		as % of		as % of		as % of
	drawn		drawn		drawn		drawn
	balances		balances		balances		balances1
	£m	%	£m	%	£m	%	£m	%

At 31 December 20182
Retail	2,854	0.8	524	0.2	1,225	3.9	1,105	19.7
Commercial Banking	1,513	1.5	111	0.1	338	5.1	1,064	32.3
Insurance and Wealth	18	2.1	6	0.7	1	16.7	11	20.0
Central items	44	0.1	38	0.1	6	100.0	–	–
Total	4,429	0.9	679	0.2	1,570	4.1	2,180	24.3

At 1 January 20182
Retail	2,926	0.9	567	0.2	1,299	3.2	1,060	18.5
Commercial Banking	1,521	1.5	132	0.1	432	5.6	957	35.3
Insurance and Wealth	17	2.1	6	0.8	2	3.0	9	32.1
Central items	273	1.3	67	0.4	125	3.1	81	27.6
Total	4,737	1.0	772	0.2	1,858	3.5	2,107	24.0

1	Total and Stage 3 ECL allowances as a percentage of drawn balances are calculated excluding loans in recoveries for Retail (31 December 2018: £250 million; 1 January 2018: £291 million).
2	Gross lending and ECL allowances on drawn balances are stated on an IFRS 9 basis; the balances exclude the impact of the HBOS and MBNA related acquisition adjustments.

Group Stage 2 loans and advances to customers – statutory basis

	Up to date			1–30 days past due			Over 30 days past due
		Expected	As % of		Expected	As % of		Expected	As % of
	Gross	credit	gross	Gross	credit	gross	Gross	credit	gross
	lending	loss	lending	lending	loss	lending	lending	loss	lending
	£m	£m	%	£m	£m	%	£m	£m	%
At 31 December 20181
Retail	14,505	498	3.4	2,441	113	4.6	1,795	102	5.7
Commercial Banking	6,020	287	4.8	455	42	9.2	117	9	7.7
Insurance and Wealth	4	–	–	–	–	–	2	1	50.0
Central items	6	6	100.0	–	–	–	–	–	–
Total	20,535	791	3.9	2,896	155	5.4	1,914	112	5.9

At 1 January 20181,2
Retail	21,773	535	2.5	2,005	90	4.5	1,541	91	5.9
Commercial Banking	7,420	401	5.4	250	31	12.4	95	–	–
Insurance and Wealth	61	2	3.3	1	–	–	5	–	–
Central items	4,014	111	2.8	62	10	16.1	18	4	22.2
Total	33,268	1,049	3.2	2,318	131	5.7	1,659	95	5.7

1	Gross lending and expected credit loss allowances on drawn balances are stated on an IFRS 9 basis; the balances include the impact of the HBOS and MBNA acquisition related adjustments.
2
Certain balances have been reallocated between segments. This includes the incorporation of International Wealth into Commercial Banking and the allocation of run-off across Retail and Commercial Banking.

Group Stage 2 loans and advances to customers – underlying basis

	Up to date			1–30 days past due			Over 30 days past due
		Expected	As % of		Expected	As % of		Expected	As % of
	Gross	credit	gross	Gross	credit	gross	Gross	credit	gross
	lending	loss	lending	lending	loss	lending	lending	loss	lending
	£m	£m	%	£m	£m	%	£m	£m	%
At 31 December 20181
Retail	23,025	769	3.3	4,472	182	4.1	4,150	274	6.6
Commercial Banking	6,020	287	4.8	455	42	9.2	117	9	7.7
Insurance and Wealth	4	–	–	–	–	–	2	1	50.0
Central items	6	6	100.0	–	–	–	–	–	–
Total	29,055	1,062	3.7	4,927	224	4.5	4,269	284	6.7

At 1 January 20181,2
Retail	32,113	831	2.6	4,269	174	4.1	4,236	294	6.9
Commercial Banking	7,420	401	5.4	250	31	12.4	95	–	–
Insurance and Wealth	61	2	3.3	1	–	–	5	–	–
Central items	4,014	111	2.8	62	10	16.1	18	4	22.2
Total	43,608	1,345	3.1	4,582	215	4.7	4,354	298	6.9

1	Gross lending and expected credit loss allowances on drawn balances are stated on an IFRS 9 basis; the balances exclude the impact of the HBOS and MBNA acquisition related adjustments.
2
Certain balances have been reallocated between segments. This includes the incorporation of International Wealth into Commercial Banking and the allocation of run-off across Retail and Commercial Banking.

Additional information

The measurement of expected credit losses reflects an unbiased probability-weighted view of possible future economic outcomes. The Group achieves this by selecting four economic scenarios to reflect the range of outcomes; the central scenario reflects the Group’s base case assumptions used for medium term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. The base case, upside and downside scenarios carry a 30 per cent weighting; the severe downside is weighted at 10 per cent. The table below shows the composition of the probability-weighted ECL allowance showing the effect of each forward-looking economic scenario. In this analysis, the stage allocation is constant across all scenarios.

The table below shows the underlying ECL calculated under each scenario.

	Probability				Severe
	weighted	Upside	Base case	Downside	Downside
	£m	£m	£m	£m	£m
Underlying basis
UK mortgages	1,462	317	376	471	298
Other Retail	1,392	397	413	418	164
Commercial	1,513	424	442	468	179
Other	81	23	25	25	8
At 31 December 2018	4,448	1,161	1,256	1,382	649

	Probability				Severe
	weighted	Upside	Base case	Downside	Downside
	£m	£m	£m	£m	£m
Statutory basis
UK mortgages	460	16	76	170	198
Other Retail	1,308	371	388	393	156
Commercial	1,513	424	442	468	179
Other	81	23	25	25	8
At 31 December 2018	3,362	834	931	1,056	541

The table below shows the Group’s underlying ECL for the upside and downside scenarios using a 100 per cent weighting, which means that both stage allocation and the ECL are based on the single scenario only. All non-modelled provisions, including management judgement remain unchanged.

	Upside	Downside
	£m	£m

ECL allowance	3,861	4,659

FUNDING AND LIQUIDITY MANAGEMENT

The Group has maintained its strong funding and liquidity position with a stable loan to deposit ratio of 107 per cent.

During the year, the Group took advantage of favourable funding markets to raise £21.4 billion of new term wholesale funding in order to refinance maturities in the year including the Bank of England’s Funding for Lending Scheme (FLS) and increased liquidity buffers. As a result wholesale funding increased from £101.1 billion to £123.3 billion.

During 2018, the Group repaid £12 billion of its FLS drawings, which has reduced the amount outstanding to £13.1 billion at 31 December 2018. The balance of Term Funding Scheme drawings remains at £19.9 billion as at 31 December 2018.

The Group’s liquidity position remains strong and in excess of the regulatory minimum and internal risk appetite, with a Liquidity Coverage Ratio (LCR) of 130 per cent as at 31 December 2018 based on the EU Delegated Act. Total LCR eligible liquid assets as at 31 December 2018 were £129.4 billion, up £8.5 billion in the year.

The Group's strong ratings continue to reflect its robust balance sheet, improved profitability and bail-in capital position. During 2018, S&P upgraded Lloyds Bank plc’s long-term rating by one notch to ‘A+’ and S&P, Moody’s and Fitch assigned definitive ratings to Lloyds Bank Corporate Markets of A/A1/A respectively.

CAPITAL MANAGEMENT

Analysis of capital position
The Group’s CET1 capital ratio increased by 2.10 per cent on a pro forma basis before ordinary dividends and the share buyback, primarily as a result of:
●
Strong underlying capital build, net of remediation costs, of 1.95 per cent, largely driven by underlying profits
●
Dividends paid by the Insurance business in July 2018 and in February 2019, in relation to 2018 earnings generating an increase of 0.25 per cent
●
The completion of the sale of the Irish mortgage portfolio in the second half of the year which resulted in a 0.25 per cent increase
●
Other movements, resulting in a net increase of 0.03 per cent, included the impact of structural changes arising from transfers between Insurance and the ring-fenced bank, risk-weighted asset reductions, market movements and additional pension contributions
●
Offset by a reduction of 0.38 per cent relating to PPI charges

The implementation of IFRS 9 on 1 January 2018 resulted in an initial reduction in CET1 capital of 0.30 per cent which, following the application of transitional relief, reduced to 0.01 per cent. No additional relief has been recognised at 31 December 2018 as Stage 1 and Stage 2 expected credit losses (ECLs), net of regulatory expected losses, have not increased beyond the position at 1 January 2018.

Overall the Group’s CET1 ratio has strengthened to 16.0 per cent on a pro forma basis before ordinary dividends and the share buyback. After ordinary dividends the Group’s CET1 ratio reduces to 14.8 per cent on a pro forma basis. In addition the Board intends to implement a share buyback programme of up to £1.75 billion, equivalent to 2.46 pence per share. The buyback will impact the Group’s capital position in 2019 and is expected to reduce CET1 capital by c.0.9 per cent. Allowing for this at 31 December 2018 the pro forma CET1 ratio would be 13.9 per cent after ordinary dividends (31 December 2017: 13.9 per cent pro forma, after ordinary dividends and the share buyback).

Excluding the Insurance dividend paid in February 2019 the Group’s CET1 ratio has strengthened to 15.8 per cent before ordinary dividends and the share buyback.

The accrual for foreseeable dividends reflects the recommended final ordinary dividend of 2.14 pence per share.

The transitional total capital ratio, after ordinary dividends, increased by 1.7 per cent to 22.9 per cent, largely reflecting the issuance of new AT1 and dated subordinated debt instruments, foreign exchange movements on subordinated debt instruments, the reduction in the significant investments deduction from tier 2 capital, the increase in CET1 capital and the reduction in risk-weighted assets, partially offset by the amortisation of dated tier 2 instruments and the annual reduction in the transitional limit applied to grandfathered AT1 capital instruments.

The UK leverage ratio, after ordinary dividends, increased from 5.4 per cent on a pro forma basis to 5.6 per cent on a pro forma basis, largely reflecting the increase in the fully loaded tier 1 capital position following the issuance of a new AT1 capital instrument, partially offset by a marginal increase in the exposure measure.

..

Target capital ratio
The Board’s view of the current level of CET1 capital required remains at around 13 per cent plus a management buffer of around 1 per cent to provide capacity for growth, meet regulatory requirements and cover uncertainties. The required level of CET1 capital takes into account the following:
●
The minimum Pillar 1 CET1 capital requirement of 4.5 per cent of risk-weighted assets
●
The Group’s Pillar 2A CET1 capital requirement of 2.6 per cent of risk-weighted assets, increasing to 2.7 per cent from 1 January 2019 following commencement of the UK’s ring-fencing regime
●
The capital conservation buffer (CCB) requirement of 1.875 per cent of risk-weighted assets, increasing to 2.5 per cent of risk-weighted assets from 1 January 2019
●
The Group’s current countercyclical capital buffer (CCYB) requirement of 0.9 per cent of risk-weighted assets
●
The introduction of the systemic risk buffer (SRB) during 2019 for the ring-fenced bank (RFB) sub-group, which will require the Group to hold an equivalent monetary amount of capital
●
The Group’s PRA buffer, which the PRA set after taking account of the results of the PRA stress tests and other information, as well as outputs from the Group’s internal stress tests. The PRA requires the PRA buffer itself to remain confidential between the Group and the PRA.

Capital resources
An analysis of the Group’s capital position as at 31 December 2018 is presented in the following section on both a CRD IV transitional arrangements basis and a CRD IV fully loaded basis. In addition the Group’s capital position reflects the application of the transitional arrangements for IFRS 9.

The following table summarises the consolidated capital position of the Group.

	Transitional		Fully loaded
	At 31 Dec	At 31 Dec	At 31 Dec	At 31 Dec
	2018	2017	2018	2017
	£m	£m	£m	£m
Common equity tier 1
Shareholders’ equity per balance sheet	43,434	43,551	43,434	43,551
Adjustment to retained earnings for foreseeable dividends	(1,523)	(1,475)	(1,523)	(1,475)
Deconsolidation adjustments1	2,273	1,301	2,273	1,301
Adjustment for own credit	(280)	109	(280)	109
Cash flow hedging reserve	(1,051)	(1,405)	(1,051)	(1,405)
Other adjustments	(19)	(177)	(19)	(177)
	42,834	41,904	42,834	41,904
less: deductions from common equity tier 1
Goodwill and other intangible assets	(3,667)	(2,966)	(3,667)	(2,966)
Prudent valuation adjustment	(529)	(556)	(529)	(556)
Excess of expected losses over impairment provisions and value adjustments	(27)	(498)	(27)	(498)
Removal of defined benefit pension surplus	(994)	(541)	(994)	(541)
Securitisation deductions	(191)	(191)	(191)	(191)
Significant investments1	(4,222)	(4,250)	(4,222)	(4,250)
Deferred tax assets	(3,037)	(3,255)	(3,037)	(3,255)
Common equity tier 1 capital	30,167	29,647	30,167	29,647
Additional tier 1
Other equity instruments	6,466	5,330	6,466	5,330
Preference shares and preferred securities2	4,008	4,503	–	–
Transitional limit and other adjustments	(1,804)	(1,748)	–	–
	8,670	8,085	6,466	5,330
less: deductions from tier 1
Significant investments1	(1,298)	(1,403)	–	–
Total tier 1 capital	37,539	36,329	36,633	34,977
Tier 2
Other subordinated liabilities2	13,648	13,419	13,648	13,419
Deconsolidation of instruments issued by insurance entities1	(1,767)	(1,786)	(1,767)	(1,786)
Adjustments for transitional limit and non-eligible instruments	1,504	1,617	(1,266)	(1,252)
Amortisation and other adjustments	(2,717)	(3,524)	(2,717)	(3,565)
Eligible provisions	–	120	–	120
	10,668	9,846	7,898	6,936
less: deductions from tier 2
Significant investments1	(973)	(1,516)	(2,271)	(2,919)
Total capital resources	47,234	44,659	42,260	38,994

Risk-weighted assets	206,366	210,919	206,366	210,919

Common equity tier 1 capital ratio3	14.6%	14.1%	14.6%	14.1%
Tier 1 capital ratio	18.2%	17.2%	17.8%	16.6%
Total capital ratio	22.9%	21.2%	20.5%	18.5%

1
For regulatory capital purposes, the Group’s Insurance business is deconsolidated and replaced by the amount of the Group’s investment in the business. A part of this amount is deducted from capital (shown as ‘significant investments’ in the table above) and the remaining amount is risk-weighted, forming part of threshold risk-weighted assets.

2	Preference shares, preferred securities and other subordinated liabilities are categorised as subordinated liabilities in the balance sheet.
3
The Group’s common equity tier 1 ratio is 14.8 per cent reflecting the dividend paid by the Insurance business in February 2019 in relation to its 2018 earnings. The post share buyback common equity tier 1 ratio is 13.9 per cent on a pro forma basis (31 December 2017: 13.9 per cent).

Minimum requirement for own funds and eligible liabilities (MREL)

Applying the Bank of England’s MREL policy to minimum capital requirements from 1 January 2019, the Group’s indicative MREL requirement, excluding regulatory capital buffers, is as follows:
●
From 2020, 2 times Pillar 1 plus Pillar 2A, equivalent to 20.7 per cent of risk-weighted assets
●
From 2022, 2 times Pillar 1 plus 2 times Pillar 2A, equivalent to 25.4 per cent of risk-weighted assets

The Bank of England will review the calibration of MREL in 2020 before setting final end-state requirements to be met from 2022. This review will take into consideration any changes to the capital framework, including the finalisation of Basel III.

During 2018, the Group issued £8.8 billion (sterling equivalent) of senior unsecured securities from Lloyds Banking Group plc which, while not included in total capital, are eligible to meet MREL. Combined with previous issuances made over the last two years the Group remains comfortably positioned to meet MREL requirements from 2020 and, as at 31 December 2018, had a transitional MREL ratio of 32.4 per cent of risk-weighted assets.

An analysis of the Group’s current transitional MREL position is provided in the table below.

	Transitional
	At 31 Dec	At 31 Dec
	2018	2017
	£m	£m

Total capital resources (transitional basis)	47,234	44,659
Ineligible AT1 and tier 2 instruments1	(613)	(1,350)
Senior unsecured securities issued by Lloyds Banking Group plc	20,213	10,815
Total MREL2	66,834	54,124

Risk-weighted assets	206,366	210,919

MREL ratio3	32.4%	25.7%

1	Instruments with less than one year to maturity or governed under non-EEA law without a contractual bail-in clause.
2
Until 2022, externally issued regulatory capital in operating entities can count towards the Group’s MREL to the extent that such capital would count towards the Group’s consolidated capital resources.

3
The MREL ratio is 32.6 per cent on a pro forma basis reflecting the dividend paid by the Insurance business in February 2019 in relation to its 2018 earnings (31 December 2017: 26.0 per cent pro forma).

Risk-weighted assets

	At 31 Dec	At 31 Dec
	2018	2017
	£m	£m
Foundation Internal Ratings Based (IRB) Approach	60,555	60,207
Retail IRB Approach	59,522	61,588
Other IRB Approach	15,666	17,191
IRB Approach	135,743	138,986
Standardised (STA) Approach	25,757	25,503
Credit risk	161,500	164,489
Counterparty credit risk	5,718	6,055
Contributions to the default funds of central counterparties	830	428
Credit valuation adjustment risk	702	1,402
Operational risk	25,505	25,326
Market risk	2,085	3,051
Underlying risk-weighted assets	196,340	200,751
Threshold risk-weighted assets1	10,026	10,168
Total risk-weighted assets	206,366	210,919

1
Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of being deducted from CET1 capital. Significant investments primarily arise from investment in the Group’s Insurance business.

Stress testing

The Group undertakes a wide ranging programme of stress testing providing a comprehensive view of the potential impacts arising from the risks to which the Group and its key legal entities are exposed. One of the most important uses of stress testing is to assess the resilience of the operational and strategic plans of the Group and its legal entities to adverse economic conditions and other key vulnerabilities. As part of this programme the Group conducts macroeconomic stress tests of the operating plans.

In 2018 the Group participated in both the concurrent UK stress test run by the Bank of England (BoE) and the European Banking Authority’s (EBA) bi-annual EU-wide stress test. The EBA stress test did not contain a pass/fail threshold and as announced in November, the Group demonstrated its ability to meet applicable capital requirements under stressed conditions. In the case of the BoE stress test, despite the severity of the scenario, the Group exceeded the capital and leverage hurdles after the application of management actions, and as a consequence was not required to take any capital actions.

Leverage ratio

The Group is currently subject to the following minimum requirements under the UK Leverage Ratio Framework:
●
A minimum leverage ratio requirement of 3.25 per cent of the total leverage exposure measure
●
A countercyclical leverage buffer (CCLB) of 0.3 per cent of the total leverage exposure measure

An additional leverage ratio buffer (ALRB) will apply from 2019 to the Group’s ring-fenced bank (RFB) sub-group, to be determined by multiplying the RFB leverage exposure measure by 35 per cent of the systemic risk buffer. An equivalent amount of capital, referred to as the Leverage Ratio Group Add-on, will be required to be held at Group level to cover the RFB’s additional leverage ratio buffer.

At least 75 per cent of the 3.25 per cent minimum leverage ratio requirement and all regulatory buffers must be met with CET1 capital.

The table below summarises the component parts of the Group’s leverage ratio.

	Fully loaded
	At 31 Dec	At 31 Dec
	2018	2017
	£m	£m
Total tier 1 capital for leverage ratio
Common equity tier 1 capital	30,167	29,647
Additional tier 1 capital	6,466	5,330
Total tier 1 capital	36,633	34,977

Exposure measure
Statutory balance sheet assets
Derivative financial instruments	23,595	25,834
Securities financing transactions	69,301	49,193
Loans and advances and other assets	704,702	737,082
Total assets	797,598	812,109

Qualifying central bank claims	(50,105)	(53,842)

Deconsolidation adjustments1
Derivative financial instruments	(1,376)	(2,043)
Securities financing transactions	(487)	(85)
Loans and advances and other assets	(130,048)	(140,387)
Total deconsolidation adjustments	(131,911)	(142,515)

Derivatives adjustments
Adjustments for regulatory netting	(8,828)	(13,031)
Adjustments for cash collateral	(10,536)	(7,380)
Net written credit protection	539	881
Regulatory potential future exposure	18,250	12,335
Total derivatives adjustments	(575)	(7,195)

Securities financing transactions adjustments	40	(2,022)
Off-balance sheet items	56,393	58,357
Regulatory deductions and other adjustments	(8,163)	(7,658)

Total exposure measure2	663,277	657,234
Average exposure measure3	669,896

UK Leverage ratio2,5	5.5%	5.3%
Average UK leverage ratio3	5.5%

CRD IV exposure measure4	713,382	711,076
CRD IV leverage ratio4	5.1%	4.9%

1
Deconsolidation adjustments relate to the deconsolidation of certain Group entities that fall outside the scope of the Group’s regulatory capital consolidation, being primarily the Group’s Insurance business.

2	Calculated in accordance with the UK Leverage Ratio Framework which requires qualifying central bank claims to be excluded from the leverage exposure measure.
3
The average UK leverage ratio is based on the average of the month end tier 1 capital position and average exposure measure over the quarter (1 October 2018 to 31 December 2018). The average of 5.5 per cent compares to 5.3 per cent at the start and 5.5 per cent at the end of the quarter.

4	Calculated in accordance with CRD IV rules which include central bank claims within the leverage exposure measure.
5
The UK leverage ratio is 5.6 per cent on a pro forma basis reflecting the dividend paid by the Insurance business in February 2019 in relation to its 2018 earnings (31 December 2017: 5.4 per cent pro forma).

Application of IFRS 9 on a full impact basis for capital and leverage

	IFRS 9 full impact
	At 31 Dec	At 1 Jan	At 31 Dec
	2018	2018	2017

Common equity tier 1 (£m)	29,592	29,060	29,647
Transitional tier 1 (£m)	36,964	35,742	36,329
Transitional total capital (£m)	47,195	44,636	44,659
Total risk-weighted assets (£m)	206,614	211,200	210,919
Common equity tier 1 ratio (%)	14.3%	13.8%	14.1%
Transitional tier 1 ratio (%)	17.9%	16.9%	17.2%
Transitional total capital ratio (%)	22.8%	21.1%	21.2%
UK leverage ratio exposure measure (£m)	663,182	656,886	657,234
UK leverage ratio (%)	5.4%	5.2%	5.3%

Further details on the Group’s adoption of the transitional arrangements for IFRS 9 can be found in the Group publication entitled ‘IFRS 9 “Financial Instruments” Transition’, published in March 2018 and located on the Group’s website at http://www.lloydsbankinggroup.com/investors/financial-performance/.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

		2018	2017
	Note	£m	£m

Interest and similar income		16,349	16,006
Interest and similar expense		(2,953)	(5,094)
Net interest income		13,396	10,912
Fee and commission income		2,848	2,965
Fee and commission expense		(1,386)	(1,382)
Net fee and commission income		1,462	1,583
Net trading income		(3,876)	11,817
Insurance premium income		9,189	7,930
Other operating income		1,920	1,995
Other income		8,695	23,325
Total income		22,091	34,237
Insurance claims		(3,465)	(15,578)
Total income, net of insurance claims		18,626	18,659
Regulatory provisions		(1,350)	(2,515)
Other operating expenses		(10,379)	(10,181)
Total operating expenses		(11,729)	(12,696)
Trading surplus		6,897	5,963
Impairment		(937)	(688)
Profit before tax		5,960	5,275
Tax expense	3	(1,560)	(1,728)
Profit for the year		4,400	3,547

Profit attributable to ordinary shareholders		3,869	3,042
Profit attributable to other equity holders1		433	415
Profit attributable to equity holders		4,302	3,457
Profit attributable to non-controlling interests		98	90
Profit for the year		4,400	3,547

Basic earnings per share	4	5.5p	4.4p
Diluted earnings per share	4	5.5p	4.3p

1
The profit after tax attributable to other equity holders of £433 million (2017: £415 million) is offset in reserves by a tax credit attributable to ordinary shareholders of £106 million (2017: £102 million).

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	2018	2017
	£m	£m

Profit for the year	4,400	3,547
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements:
Remeasurements before tax	167	628
Tax	(47)	(146)
	120	482
Movements in revaluation reserve in respect of equity shares held at fair value through other comprehensive income:
Change in fair value	(97)
Tax	22
	(75)
Gains and losses attributable to own credit risk:
Gains (losses) before tax	533	(55)
Tax	(144)	15
	389	(40)
Share of other comprehensive income of associates and joint ventures	8	–

Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of debt securities held at fair value through other comprehensive income:
Change in fair value	(37)
Income statement transfers in respect of disposals	(275)
Tax	119
	(193)
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value		303
Income statement transfers in respect of disposals		(446)
Income statement transfers in respect of impairment		6
Tax		63
		(74)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value taken to other comprehensive income	234	(363)
Net income statement transfers	(701)	(651)
Tax	113	283
	(354)	(731)
Currency translation differences (tax: nil)	(8)	(32)
Other comprehensive income for the year, net of tax	(113)	(395)
Total comprehensive income for the year	4,287	3,152

Total comprehensive income attributable to ordinary shareholders	3,756	2,647
Total comprehensive income attributable to other equity holders	433	415
Total comprehensive income attributable to equity holders	4,189	3,062
Total comprehensive income attributable to non-controlling interests	98	90
Total comprehensive income for the year	4,287	3,152

CONSOLIDATED BALANCE SHEET

	At 31 Dec	At 1 Jan	At 31 Dec
	2018	20181	2017
	£m	£m	£m

Assets
Cash and balances at central banks	54,663	58,521	58,521
Items in the course of collection from banks	647	755	755
Financial assets at fair value through profit or loss	158,529	176,008	162,878
Derivative financial instruments	23,595	25,474	25,834
Loans and advances to banks	6,283	4,246	6,611
Loans and advances to customers	484,858	461,016	472,498
Debt securities	5,238	3,314	3,643
Financial assets at amortised cost	496,379	468,576	482,752
Financial assets at fair value through other comprehensive income	24,815	42,917
Available-for-sale financial assets			42,098
Goodwill	2,310	2,310	2,310
Value of in-force business	4,762	4,839	4,839
Other intangible assets	3,347	2,835	2,835
Property, plant and equipment	12,300	12,727	12,727
Current tax recoverable	5	16	16
Deferred tax assets	2,453	2,609	2,284
Retirement benefit assets	1,267	723	723
Other assets	12,526	12,872	13,537
Total assets	797,598	811,182	812,109

1	See note 1.

CONSOLIDATED BALANCE SHEET (continued)

	At 31 Dec	At 1 Jan	At 31 Dec
	2018	20181	2017
Equity and liabilities	£m	£m	£m

Liabilities
Deposits from banks	30,320	29,804	29,804
Customer deposits	418,066	418,124	418,124
Items in course of transmission to banks	636	584	584
Financial liabilities at fair value through profit or loss	30,547	50,935	50,877
Derivative financial instruments	21,373	26,124	26,124
Notes in circulation	1,104	1,313	1,313
Debt securities in issue	91,168	72,402	72,450
Liabilities arising from insurance contracts and participating investment contracts	98,874	103,413	103,413
Liabilities arising from non-participating investment contracts	13,853	15,447	15,447
Other liabilities	19,633	20,741	20,730
Retirement benefit obligations	245	358	358
Current tax liabilities	377	274	274
Deferred tax liabilities	–	–	–
Other provisions	3,547	5,789	5,546
Subordinated liabilities	17,656	17,922	17,922
Total liabilities	747,399	763,230	762,966

Equity
Share capital	7,116	7,197	7,197
Share premium account	17,719	17,634	17,634
Other reserves	13,210	13,553	13,815
Retained profits	5,389	3,976	4,905
Shareholders’ equity	43,434	42,360	43,551
Other equity instruments	6,491	5,355	5,355
Total equity excluding non-controlling interests	49,925	47,715	48,906
Non-controlling interests	274	237	237
Total equity	50,199	47,952	49,143
Total equity and liabilities	797,598	811,182	812,109

1	See note 1.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share
	capital				Other	Non -
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interests	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 31 December 2017	24,831	13,815	4,905	43,551	5,355	237	49,143
Adjustment for IFRS 9 and IFRS 15 (note 1)	–	(262)	(929)	(1,191)	–	–	(1,191)
Balance at 1 January 2018	24,831	13,553	3,976	42,360	5,355	237	47,952
Comprehensive income
Profit for the year	–	–	4,302	4,302	–	98	4,400
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	120	120	–	–	120
Share of other comprehensive income of associates and joint ventures	–	–	8	8	–	–	8
Movements in revaluation reserve in respect of financial assets held at fair value through other comprehensive income, net of tax:
Debt securities	–	(193)	–	(193)	–	–	(193)
Equity shares	–	(75)	–	(75)	–	–	(75)
Gains and losses attributable to own credit risk, net of tax	–	–	389	389	–	–	389
Movements in cash flow hedging reserve, net of tax	–	(354)	–	(354)	–	–	(354)
Currency translation differences (tax: £nil)	–	(8)	–	(8)	–	–	(8)
Total other comprehensive income	–	(630)	517	(113)	–	–	(113)
Total comprehensive income	–	(630)	4,819	4,189	–	98	4,287
Transactions with owners
Dividends	–	–	(2,240)	(2,240)	–	(61)	(2,301)
Distributions on other equity instruments, net of tax	–	–	(327)	(327)	–	–	(327)
Issue of ordinary shares	162	–	–	162	–	–	162
Share buyback	(158)	158	(1,005)	(1,005)	–	–	(1,005)
Issue of other equity instruments	–	–	(5)	(5)	1,136	–	1,131
Movement in treasury shares	–	–	40	40	–	–	40
Value of employee services:							–
Share option schemes	–	–	53	53	–	–	53
Other employee award schemes	–	–	207	207	–	–	207
Changes in non-controlling interests	–	–	–	–	–	–	–
Total transactions with owners	4	158	(3,277)	(3,115)	1,136	(61)	(2,040)
Realised gains and losses on equity shares held at fair value through other comprehensive income	–	129	(129)	–	–	–	–
Balance at 31 December 2018	24,835	13,210	5,389	43,434	6,491	274	50,199

	Attributable to equity shareholders
	Share
	capital				Other	Non -
	and	Other	Retained		equity	controlling
	premium	reserves	profits	Total	instruments	interests	Total
	£m	£m	£m	£m	£m	£m	£m

Balance at 1 January 2017	24,768	14,652	3,600	43,020	5,355	440	48,815
Comprehensive income
Profit for the year	–	–	3,457	3,457	–	90	3,547
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	482	482	–	–	482
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(74)	–	(74)	–	–	(74)
Gains and losses attributable to own credit risk, net of tax	–	–	(40)	(40)	–	–	(40)
Movements in cash flow hedging reserve, net of tax	–	(731)	–	(731)	–	–	(731)
Currency translation differences (tax: £nil)	–	(32)	–	(32)	–	–	(32)
Total other comprehensive income	–	(837)	442	(395)	–	–	(395)
Total comprehensive income	–	(837)	3,899	3,062	–	90	3,152
Transactions with owners
Dividends	–	–	(2,284)	(2,284)	–	(51)	(2,335)
Distributions on other equity instruments, net of tax	–	–	(313)	(313)	–	–	(313)
Issue of ordinary shares	63	–	–	63	–	–	63
Movement in treasury shares	–	–	(411)	(411)	–	–	(411)
Value of employee services:	–	–	–	–	–	–	–
Share option schemes	–	–	82	82	–	–	82
Other employee award schemes	–	–	332	332	–	–	332
Changes in non-controlling interests	–	–	–	–	–	(242)	(242)
Total transactions with owners	63	–	(2,594)	(2,531)	–	(293)	(2,824)
Balance at 31 December 2017	24,831	13,815	4,905	43,551	5,355	237	49,143

CONSOLIDATED CASH FLOW STATEMENT

	2018	2017
	£m	£m

Profit before tax	5,960	5,275
Adjustments for:
Change in operating assets	(4,472)	(15,492)
Change in operating liabilities	(8,673)	(4,282)
Non-cash and other items	(2,892)	12,332
Tax paid	(1,030)	(1,028)
Net cash used in operating activities	(11,107)	(3,195)
Cash flows from investing activities
Purchase of financial assets	(12,657)	(7,862)
Proceeds from sale and maturity of financial assets	26,806	18,675
Purchase of fixed assets	(3,514)	(3,655)
Proceeds from sale of fixed assets	1,334	1,444
Acquisition of businesses, net of cash acquired	(49)	(1,923)
Disposal of businesses, net of cash disposed	1	129
Net cash provided by investing activities	11,921	6,808
Cash flows from financing activities
Dividends paid to ordinary shareholders	(2,240)	(2,284)
Distributions on other equity instruments	(433)	(415)
Dividends paid to non-controlling interests	(61)	(51)
Interest paid on subordinated liabilities	(1,268)	(1,275)
Proceeds from issue of subordinated liabilities	1,729	─
Proceeds from issue of other equity instruments	1,131	─
Proceeds from issue of ordinary shares	102	14
Share buyback	(1,005)	─
Repayment of subordinated liabilities	(2,256)	(1,008)
Net cash used in financing activities	(4,301)	(5,019)
Effects of exchange rate changes on cash and cash equivalents	3	─
Change in cash and cash equivalents	(3,484)	(1,406)
Cash and cash equivalents at beginning of year ¹	58,708	62,388
Cash and cash equivalents at end of year	55,224	60,982

1	Cash and cash equivalents of £60,982 million at 31 December 2017 were reduced by £2,274 million on adoption of IFRS 9 to give £58,708 million at 1 January 2018.

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months. Included within cash and cash equivalents at 31 December 2018 is £40 million (31 December 2017: £2,322 million; 1 January 2018: £48 million) held within the Group’s life funds, which is not immediately available for use in the business.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.
Accounting policies and presentation

These condensed consolidated financial statements as at and for the year to 31 December 2018 have been prepared in accordance with the Listing Rules of the Financial Conduct Authority relating to Preliminary Announcements and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements. Copies of the 2018 Annual Report and Accounts will be available on the Group’s website and upon request from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN.

Except as noted below, the accounting policies are consistent with those applied by the Group in its 2017 Annual Report and Accounts.

The Group has adopted IFRS 9 and IFRS 15 with effect from 1 January 2018.

(i) IFRS 9 Financial Instruments
IFRS 9 replaces IAS 39 and addresses classification, measurement and derecognition of financial assets and liabilities, the impairment of financial assets and general hedge accounting. IFRS 9 replaces the IAS 39 ‘incurred loss’ impairment approach with an ‘expected credit loss’ approach which requires an allowance to be established upon initial recognition of an asset reflecting the level of losses anticipated over the next twelve months after having regard to, amongst other things, expected future economic conditions. Subsequently the amount of the allowance is affected by changes in the expectations of loss driven by changes in associated credit risk. In the event of a significant increase in credit risk the allowance is increased to represent lifetime expected losses. IFRS 9 also changes the classification of financial assets. Financial assets are classified into one of the following measurement categories: fair value through profit or loss, fair value through other comprehensive income and amortised cost. Classification is made on the basis of the objectives of the entity’s business model for managing its financial assets and the contractual cash flow characteristics of the instruments. As permitted by IFRS 9, the Group has elected to retain IAS 39 hedge accounting requirements.

In accordance with the transition requirements of IFRS 9, comparative information for 2017 has not been restated and transitional adjustments have been accounted for through retained earnings as at 1 January 2018, the date of initial application; as a result shareholders’ equity reduced by £1,180 million, driven principally by the effects of additional impairment provisions following the implementation of the expected credit loss methodology. In addition, the Group has reclassified certain assets and liabilities with effect from 1 January 2018; principally, loans and advances to customers and banks totalling £12,748 million have been reclassified to fair value through profit or loss and available-for-sale assets are now classified as fair value through other comprehensive income.

(ii) IFRS 15 Revenue from Contracts with Customers
IFRS 15 has replaced IAS 18 Revenue and IAS 11 Construction Contracts. In nearly all cases the Group’s existing accounting policy was consistent with the requirements of IFRS 15; however, certain income streams within the Group’s car leasing business are now deferred, resulting in an additional £14 million being recognised as deferred income at 1 January 2018 with a corresponding charge of £11 million, net of tax, to shareholders’ equity. As permitted by the transition options under IFRS 15, comparative figures for the prior year have not been restated. The impact of adoption of IFRS 15 on the current period is not material.

The Group’s accounting policies are set out in full in the 2018 Annual Report and Accounts.

2.
Critical accounting judgements and estimates

Allowance for impairment losses

At 31 December 2018 the Group’s expected credit loss (ECL) allowance was £3,362 million (1 January 2018: £3,533 million), of which £3,169 million (1 January 2018: £3,260 million) was in respect of drawn balances.

The calculation of the Group’s ECL allowances and its provisions against loan commitments and guarantees under IFRS 9 requires the Group to make a number of judgements, assumptions and estimates. In particular, the measurement of expected credit losses is required to reflect an unbiased probability-weighted range of possible future outcomes. In order to do this, the Group has developed an economic model to project sixteen key impairment drivers using information derived mainly from external sources. These drivers include factors such as the unemployment rate, the house price index, commercial property prices and corporate credit spreads. The model-generated economic scenarios for the six years beyond 2018 are mapped to industry-wide historical loss data by portfolio. Combined losses across portfolios are used to rank the scenarios by severity of loss. Four scenarios from specified points along the loss distribution are selected to reflect the range of outcomes; the central scenario reflects the Group’s base case assumptions used for medium-term planning purposes, an upside and a downside scenario are also selected together with a severe downside scenario. Rare occurrences of adverse economic events can lead to relatively large credit losses which means that typically the most likely outcome is less than the probability-weighted outcome of the range of possible future events. To allow for this a relatively unlikely severe downside scenario is therefore included. At 1 January and 31 December 2018, the base case, upside and downside scenarios each carry a 30 per cent weighting; the severe downside scenario is weighted at 10 per cent. The choice of alternative scenarios and scenario weights is a combination of quantitative analysis and judgemental assessment to ensure that the full range of possible outcomes and material nonlinearity of losses are captured.

For each major product grouping models have been developed which utilise historical credit loss data to produce probabilities of default (PDs) for each scenario; an overall weighted-average PD is used to assist in determining the staging of financial assets and related ECL.

The key UK economic assumptions made by the Group as at 31 December 2018 averaged over a five-year period are shown below:

Economic assumptions

	Base case	Upside	Downside	Severe downside
	%	%	%	%

At 31 December 2018
Interest rate	1.25	2.34	1.30	0.71
Unemployment rate	4.5	3.9	5.3	6.9
House price growth	2.5	6.1	(4.8)	(7.5)
Commercial real estate price growth	0.4	5.3	(4.7)	(6.4)

At 1 January 2018
Interest rate	1.18	2.44	0.84	0.01
Unemployment rate	5.0	4.0	6.1	7.1
House price growth	2.7	7.0	(2.4)	(8.2)
Commercial real estate price growth	0.0	3.0	(2.5)	(5.4)

2.
Critical accounting judgements and estimates (continued)

The Group’s base-case economic scenario has changed little over the year and reflects a broadly stable outlook for the economy. Although there remains considerable uncertainty about the economic consequences of the UK’s planned exit from the European Union, the Group considers that at this stage the range of possible outcomes is adequately reflected in its choice and weighting of scenarios. The averages shown above do not fully reflect the peak to trough changes in the stated assumptions over the period. The tables below illustrate the variability of the assumptions from the start of the scenario period to the peak and trough.

Economic assumptions – start to peak

	Base case	Upside	Downside	Severe downside
	%	%	%	%

At 31 December 2018
Interest rate	1.75	4.00	1.75	1.25
Unemployment rate	4.8	4.3	6.3	8.6
House price growth	13.7	34.9	0.6	(1.6)
Commercial real estate price growth	0.1	26.9	(0.5)	(0.5)

Economic assumptions – start to trough

	Base case	Upside	Downside	Severe downside
	%	%	%	%

At 31 December 2018
Interest rate	0.75	0.75	0.75	0.25
Unemployment rate	4.1	3.5	4.3	4.2
House price growth	0.4	2.3	(26.5)	(33.5)
Commercial real estate price growth	(0.1)	0.0	(23.8)	(33.8)

Impact of multiple economic scenarios

		Probability
	Base case	-weighted	Difference
	£m	£m	£m

UK mortgages	253	460	207
Other Retail	1,294	1,308	14
Commercial	1,472	1,513	41
Other	81	81	–
At 31 December 2018	3,100	3,362	262
At 1 January 2018	3,182	3,533	351

The table below shows the Group’s expected credit loss for the upside and downside scenarios using a 100 per cent weighting, compared to the base case scenario; both stage allocation and the ECL are based on the single scenario only. All non-modelled provisions, including management judgement, remain unchanged.

	Upside	Downside
	£m	£m

ECL allowance	2,775	3,573

2.
Critical accounting judgements and estimates (continued)

The impact of changes in the UK unemployment rate and House Price Index (HPI) have also been assessed. Although such changes would not be observed in isolation, as economic indicators tend to be correlated in a coherent scenario, this gives insight into the sensitivity of the Group’s ECL to changes in these two critical economic factors. The assessment has been made against the base case with the reported staging unchanged. The changes to HPI and the unemployment rate have been phased in to the forward-looking economic outlook over three years.

The table below shows the impact on the Group’s ECL resulting from a 10 percentage point (pp) increase/decrease in HPI.

	10pp	10pp
	increase	decrease
	In HPI	In HPI
	£m	£m

ECL impact	(114)	154

The table below shows the impact on the Group’s ECL resulting from a 1 percentage point (pp) increase/decrease in the UK unemployment rate.

	1pp	1pp
	increase in	decrease in
	unemployment	unemployment
	£m	£m

ECL impact	172	(155)

3.
Taxation

The UK corporation tax rate for the year was 19 per cent (2017: 19.25 per cent). An explanation of the relationship between tax expense and accounting profit is set out below:

	2018	2017
	£m	£m

Profit before tax	5,960	5,275
UK corporation tax thereon	(1,132)	(1,015)
Impact of surcharge on banking profits	(432)	(452)
Non-deductible costs: conduct charges	(101)	(352)
Non-deductible costs: bank levy	(43)	(44)
Other non-deductible costs	(90)	(59)
Non-taxable income	87	72
Tax-exempt gains on disposals	124	128
Derecognition of losses that arose in prior years	(9)	–
Remeasurement of deferred tax due to rate changes	32	(9)
Differences in overseas tax rates	6	(15)
Policyholder tax	(62)	(66)
Policyholder deferred tax asset in respect of life assurance expenses	73	–
Adjustments in respect of prior years	(13)	85
Tax effect of share of results of joint ventures	–	(1)
Tax expense	(1,560)	(1,728)

4.
Earnings per share

	2018	2017
	£m	£m

Profit attributable to equity shareholders – basic and diluted	3,869	3,042
Tax credit on distributions to other equity holders	106	102
	3,975	3,144

	2018	2017
	million	million

Weighted average number of ordinary shares in issue – basic	71,638	71,710
Adjustment for share options and awards	641	683
Weighted average number of ordinary shares in issue – diluted	72,279	72,393

Basic earnings per share	5.5p	4.4p
Diluted earnings per share	5.5p	4.3p

5.
Provisions for liabilities and charges

Payment protection insurance (excluding MBNA)
The Group increased the provision for PPI costs by a further £750 million in the year ended 31 December 2018, of which £200 million was in the fourth quarter, bringing the total amount provided to £19,425 million.

The charge in 2018 related to a number of factors including higher expected complaint volumes, which increased to 13,000 per week, and associated administration costs, an increase in average redress per complaint, additional operational costs to deal with potential complaint volatility and continued improvements in data interrogation and the Group’s ability to identify valid complaints. The remaining provision is consistent with an average of approximately 13,000 complaints per week to the industry deadline of the end of August 2019.

At 31 December 2018, a provision of £1,329 million remained unutilised relating to complaints and associated administration costs. Total cash payments were £1,859 million during the year ended 31 December 2018.

Sensitivities
The Group estimates that it has sold approximately 16 million PPI policies since 2000. These include policies that were not mis-sold and those that have been successfully claimed upon. Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for approximately 53 per cent of the policies sold since 2000.

The total amount provided for PPI represents the Group’s best estimate of the likely future cost. However a number of risks and uncertainties remain including with respect to future complaint volumes. The cost could differ from the Group’s estimates and the assumptions underpinning them, and could result in a further provision being required. There is also uncertainty around the impact of the regulatory changes, Financial Conduct Authority media campaign and Claims Management Company and customer activity, and potential additional remediation arising from the continuous improvement of the Group’s operational practices.

For every additional 1,000 reactive complaints per week above 13,000 on average from January 2019 through to the industry deadline of the end of August 2019, the Group would expect an additional charge of approximately £85 million.

Payment protection insurance (MBNA)
As announced in December 2016, the Group’s exposure is capped at £240 million, which is already provided for through an indemnity received from Bank of America. MBNA increased its PPI provision by £100 million in the year ended 31 December 2018 but the Group’s exposure continues to remain capped at £240 million under the arrangement with Bank of America, notwithstanding this increase by MBNA.

.

5.
Provisions for liabilities and charges (continued)

Other provisions for legal actions and regulatory matters
In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints in connection with its past conduct and claims brought by or on behalf of current and former employees, customers, investors and other third parties and is subject to legal proceedings and other legal actions. Where significant, provisions are held against the costs expected to be incurred in relation to these matters and matters arising from related internal reviews. During the year ended 31 December 2018 the Group charged a further £600 million in respect of legal actions and other regulatory matters, and the unutilised balance at 31 December 2018 was £861 million (31 December 2017: £1,292 million). The most significant items are as follows.

Arrears handling related activities
The Group has provided an additional £151 million in the year ended 31 December 2018 for the costs of identifying and rectifying certain arrears management fees and activities, taking the total provided to date to £793 million. The Group has put in place a number of actions to improve its handling of customers in these areas and has made good progress in reimbursing arrears fees to impacted customers.

Packaged bank accounts
The Group has provided a further £45 million in the year ended 31 December 2018 (£245 million was provided in the year ended 31 December 2017) in respect of complaints relating to alleged mis-selling of packaged bank accounts, raising the total amount provided to £795 million. A number of risks and uncertainties remain particularly with respect to future volumes.

Customer claims in relation to insurance branch business in Germany
The Group continues to receive claims in Germany from customers relating to policies issued by Clerical Medical Investment Group Limited (subsequently renamed Scottish Widows Limited), with smaller numbers received from customers in Austria and Italy. The industry-wide issue regarding notification of contractual ‘cooling off’ periods continued to lead to an increasing number of claims in 2016 and 2017 levelling out in 2018. Up to 31 December 2017 the Group had provided a total of £639 million, with no further amounts provided during the year ended 31 December 2018. The validity of the claims facing the Group depends upon the facts and circumstances in respect of each claim. As a result the ultimate financial effect, which could be significantly different from the current provision, will be known only once all relevant claims have been resolved.

HBOS Reading – customer review
The Group has now completed its compensation assessment for all 71 business customers within the customer review, with more than 96 per cent of these offers accepted. In total, more than £96 million has been offered of which £78 million has so far been accepted, in addition to £9 million for ex-gratia payments and £5 million for the re-imbursements of legal fees.

The review follows the conclusion of a criminal trial in which a number of individuals, including two former HBOS employees, were convicted of conspiracy to corrupt, fraudulent trading and associated money laundering offences which occurred prior to the acquisition of HBOS by the Group in 2009. The Group has provided a further £15 million in the year ended 31 December 2018 for customer settlements, raising the total amount provided to £115 million and is now nearing the end of the process of paying compensation to the victims of the fraud, including ex-gratia payments and re-imbursements of legal fees.

6.
Contingent liabilities and commitments

Interchange fees
With respect to multi-lateral interchange fees (MIFs), the Group is not directly involved in the ongoing investigations and litigation (as described below) which involve card schemes such as Visa and Mastercard. However, the Group is a member / licensee of Visa and Mastercard and other card schemes:
●
The European Commission continues to pursue competition investigations against Mastercard and Visa probing, amongst other things, MIFs paid in respect of cards issued outside the EEA
●
Litigation brought by retailers continues in the English Courts against both Visa and Mastercard
●
Any ultimate impact on the Group of the above investigations and litigation against Visa and Mastercard remains uncertain at this time

Visa Inc completed its acquisition of Visa Europe on 21 June 2016. As part of this transaction, the Group and certain other UK banks also entered into a Loss Sharing Agreement (LSA) with Visa Inc, which clarifies the allocation of liabilities between the parties should the litigation referred to above result in Visa Inc being liable for damages payable by Visa Europe. The maximum amount of liability to which the Group may be subject under the LSA is capped at the cash consideration which was received by the Group at completion. Visa Inc may also have recourse to a general indemnity, previously in place under Visa Europe’s Operating Regulations, for damages claims concerning inter or intra-regional MIF setting activities.

LIBOR and other trading rates
In July 2014, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Group companies’ submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate. The Group continues to cooperate with various other government and regulatory authorities, including the Swiss Competition Commission, and a number of US State Attorneys General, in conjunction with their investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar, Japanese Yen and Sterling LIBOR and the Australian BBSW Reference Rate. Certain of the plaintiffs’ claims, have been dismissed by the US Federal Court for Southern District of New York (subject to appeals).

Certain Group companies are also named as defendants in (i) UK based claims; and (ii) two Dutch class actions, raising LIBOR manipulation allegations. A number of the claims against the Group in relation to the alleged mis-sale of interest rate hedging products also include allegations of LIBOR manipulation.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale.

UK shareholder litigation
In August 2014, the Group and a number of former directors were named as defendants in a claim by a number of claimants who held shares in Lloyds TSB Group plc (LTSB) prior to the acquisition of HBOS plc, alleging breaches of duties in relation to information provided to shareholders in connection with the acquisition and the recapitalisation of LTSB. The defendants refute all claims made. A trial commenced in the English High Court on 18 October 2017 and concluded on 5 March 2018 with judgment to follow. It is currently not possible to determine the ultimate impact on the Group (if any).

6.
Contingent liabilities and commitments (continued)

Tax authorities
The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In 2013 HMRC informed the Group that their interpretation of the UK rules which allow the offset of such losses denies the claim. If HMRC’s position is found to be correct management estimate that this would result in an increase in current tax liabilities of approximately £770 million (including interest) and a reduction in the Group’s deferred tax asset of approximately £250 million. The Group does not agree with HMRC’s position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due. There are a number of other open matters on which the Group is in discussion with HMRC (including the tax treatment of certain costs arising from the divestment of TSB Banking Group plc), none of which is expected to have a material impact on the financial position of the Group.

Residential mortgage repossessions
In August 2014, the Northern Ireland High Court handed down judgment in favour of the borrowers in relation to three residential mortgage test cases concerning certain aspects of the Group’s practice with respect to the recalculation of contractual monthly instalments of customers in arrears. The FCA has been actively engaged with the industry in relation to these considerations and has published Guidance on the treatment of customers with mortgage payment shortfalls. The Guidance covers remediation for mortgage customers who may have been affected by the way firms calculate these customers’ monthly mortgage instalments. The Group is implementing the Guidance and has now contacted nearly all affected customers with any remaining customers anticipated to be contacted by the end of March 2019.

Mortgage arrears handling activities – FCA investigation
On 26 May 2016, the Group was informed that an enforcement team at the FCA had commenced an investigation in connection with the Group’s mortgage arrears handling activities. This investigation is ongoing and the Group continues to cooperate with the FCA. It is not currently possible to make a reliable assessment of any liability that may result from the investigation including any financial penalty or public censure.

HBOS Reading – FCA investigation
On 7 April 2017 the FCA announced that it had resumed its investigation into the events surrounding the discovery of misconduct within the Reading-based Impaired Assets team of HBOS. The investigation is ongoing and the Group continues to cooperate with the FCA. It is not currently possible to make a reliable assessment of any liability that may result from the investigation including any financial penalty or public censure.

Other legal actions and regulatory matters
In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of current or former employees, customers, investors or other third parties, as well as legal and regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed properly to assess the merits of the case, and no provisions are held in relation to such matters. In these circumstances, specific disclosure in relation to a contingent liability will be made where material. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

7.
Dividends on ordinary shares

The directors have recommended a final dividend, which is subject to approval by the shareholders at the Annual General Meeting, of 2.14 pence per share (2017: 2.05 pence per share) totalling £1,523 million. These financial statements do not reflect the recommended dividend.

Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Key dates for the payment of the dividends are:

Shares quoted ex-dividend	4 April 2019

Record date	5 April 2019

Final date for joining or leaving the dividend reinvestment plan	29 April 2019

Dividends paid	21 May 2019

In addition, the Group intends to implement a share buyback of up to £1.75 billion (2017: £1 billion) which will commence in March 2019 and is expected to be completed by 31 December 2019.

8.
Other information

The financial information contained in this document does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006 (the Act). The statutory accounts for the year ended 31 December 2018 will be published on the Group’s website. The report of the auditor on those accounts was unqualified, did not draw attention to any matters by way of emphasis and did not include a statement under sections 498(2) or 498(3) of the Act. The statutory accounts for the year ended 31 December 2017 have been filed with the Registrar of Companies.

SUMMARY OF ALTERNATIVE PERFORMANCE MEASURES

The Group calculates a number of metrics that are used throughout the banking and insurance industries on an underlying basis. A description of these measures and their calculation is set out below.

Asset quality ratio
The underlying impairment charge for the period (on an annualised basis) in respect of loans and advances to customers after releases and write-backs, expressed as a percentage of average gross loans and advances to customers for the period

Banking net interest margin	Banking net interest income on customer and product balances in the banking businesses as a percentage of average gross banking interest-earning assets for the period
Business as usual costs	Operating costs, less investment expensed and depreciation
Cost:income ratio	Total costs as a percentage of net income calculated on an underlying basis
Gross asset quality ratio
The underlying impairment charge for the period (on an annualised basis) in respect of loans and advances to customers before releases and write-backs, expressed as a percentage of average gross loans and advances to customers for the period

Loan to deposit ratio	Loans and advances to customers net of allowance for impairment losses and excluding reverse repurchase agreements divided by customer deposits excluding repurchase agreements
Jaws	The difference between the period on period percentage change in net income and the period on period change in total costs calculated on an underlying basis
Present value of new business premium	The total single premium sales received in the period (on an annualised basis) plus the discounted value of premiums expected to be received over the term of the new regular premium contracts
Return on risk-weighted assets	Underlying profit before tax divided by average risk-weighted assets
Return on tangible equity
Statutory profit after tax adjusted to add back amortisation of intangible assets, and to deduct profit attributable to non-controlling interests and other equity holders, divided by average tangible net assets

Tangible net assets per share	Net assets excluding intangible assets such as goodwill and acquisition-related intangibles divided by the weighted average number of ordinary shares in issue
Underlying, or ‘above the line’, profit	Statutory profit adjusted for certain items as detailed in the Basis of Presentation
Underlying return on tangible equity
Underlying profit after tax at the standard UK corporation tax rate adjusted to add back amortisation of intangible assets, and to deduct profit attributable to non-controlling interests and other equity holders, divided by average tangible net assets

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Douglas Radcliffe
Group Investor Relations Director
020 7356 1571
douglas.radcliffe@lloydsbanking.com

Edward Sands
Director of Investor Relations
020 7356 1585
edward.sands@lloydsbanking.com

Nora Thoden
Director of Investor Relations
020 7356 2334
nora.thoden@lloydsbanking.com

CORPORATE AFFAIRS
Grant Ringshaw
Director of Media Relations
020 7356 2362
grant.ringshaw@lloydsbanking.com

Matt Smith
Head of Corporate Media
020 7356 3522
matt.smith@lloydsbanking.com

Copies of this news release may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The statement can also be found on the Group’s website – www.lloydsbankinggroup.com

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland No. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LLOYDS BANKING GROUP plc
 (Registrant)

By: Douglas Radcliffe
Name: Douglas Radcliffe
Title: Group Investor Relations Director

Date: 20th February 2019